

WO KEE HONG (HOLDINGS) LIMITED

10/F, BLOCK A, WO KEE HONG BLDG., 585-609 CASTLE PEAK ROAD, KWAI CHUNG, N.T., HONG KONG.
TELEPHONE: (852) 2869 1190 FACSIMILE: (852) 2521 7198 E-mail: cosec@wokeehong.com.hk

11 April 2003



03050077

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.20549
United States of America

BY COURIER

Attn. : Mr. Frank Zarb, Esq.

Ladies and Gentlemen,

Re: Wo Kee Hong (Holdings) Limited
Rule 12g3-2(b) Exemption
File No.82-3990

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Wo Kee Hong (Holdings) Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd February 1995.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2514 4880 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date-stamping the enclosed receipt copy of this letter and please return it to Mr Daniel L.Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W., Washington D.C.20006-4078, U.S.A.

Thank you for your attention.

Yours faithfully,

For and on behalf of
Wo Kee Hong (Holdings) Limited

Phyllis Ng
Company Secretary

Encl.

Attachment to Annex A

File No. 82-3990

Item no. 2 - Annual Report 2002
- 2002 Final Results Announcements published in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 28 March 2003

Item no. 5 - Form F2 dated 18 March 2003
- Press Announcements published in The Standard (English Version) and Hong Kong Economic Times (Chinese Version) on 12 March 2003

Item no. 9 - Notice of Board Meeting dated 25 March 2003

Item no. 12 - Circular for Bonus Shares Issue and General Mandates dated 31 March 2003
- Form of Proxy for use at the Annual General Meeting to be held on 6 May 2003 (or at any adjournment thereof)
- Form of Proxy for use at the Special General Meeting to be held on 6 May 2003 (or at any adjournment thereof)

Item no. 14 - Notice of Annual General Meeting dated 27 March 2003

Item no. 21 - Director's/Chief Executive's Notice (Form 3A) dated 11 April 2003 (YKH)

File No. 82-3990

Annex A to Letter to the SEC dated
11 April , 2003 of
Wo Kee Hong (Holdings) Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on February 23, 1995:

DESCRIPTION OF DOCUMENT	CHECK IF ENCLOSED

1. Title: Memorandum and Articles of Association

   Date: Upon incorporation

   Entity requiring item:

   Hong Kong Companies Registry ("the Companies Registry") under the Companies Ordinance of Hong Kong (the "Companies Ordinance"). — N/A

2. Title: Annual Report

   Date: Within six months of the end of the fiscal year and not less than 21 days before Annual General Meeting

   Entity requiring item:

   The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to Exchange Listing Agreement. — See attached

3. Title: Half Yearly Report and Preliminary Announcement

   Date: Within four months of the end of half year period

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. — N/A

4. Title: Notification of Changes in Officers (Directors, Secretaries and Auditors)

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

5. Title: Notification of Changes in Registered Office or Principal Place of Business

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. See attached

6. Title: Notification of Changes in Rights attaching to Securities

   Date: Immediately upon change

   Entity requiring item:

   (a) Companies Registry pursuant to the Companies Ordinance; and

   (b) HKSE pursuant to Exchange Listing Agreement. N/A

7. Title: Notification of Material Events to Keep Market Fully Informed

   Date: As soon as reasonably practicable (as a practical measure, immediately)

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. N/A

8. Title: Notification of "Notifiable Transactions"

   Date: As soon as possible after terms of transaction have been agreed (as a practical measure, immediately)

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. N/A

9. Title: Notification of Meetings of Board of Directors at which:

   (i) a dividend is declared; or
   (ii) a recommendation to do so is made; or
   (iii) any announcement relating to profits or losses is to be approved for publication

   Date: At least three business days prior to meeting

   Entity requiring item:

   HKSE pursuant to Exchange Listing Agreement. See attached

10. Title: Notification of Reasons for Allotment of Shares

    Date: Not later than morning of next business day after allotment letters or documents of title are dispatched

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

11. Title: Notification of Repurchases of Company's Shares

    Date: As soon as possible (but no later than 9:30 a.m. on business day following repurchase)

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

12. Title: All Circulars Sent to Shareholders

    Date: Simultaneously with dispatch to Shareholders

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. See attached

13. Title: Notification of Winding Up Proceedings (or Similar Actions)

    Date: Immediately matter becomes known

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

14. Title: Notification of Annual General Meetings

    Date: Within 14 or 21 days of meeting

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. See attached

15. Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)

Date: Immediately Company becomes aware

Entity requiring item:

HKSE pursuant to Exchange Listing Agreement. N/A

16. Title: Filing of Annual Return

Date: 42 days after annual general meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

17. Title: Prospectus

Date: As required

Entity requiring item:

(a) Companies Registry pursuant to the Companies Ordinance; and

(b) HKSE pursuant to Exchange Listing Agreement. N/A

18. Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)

Date: Within 14 days of meeting

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

19. Title: Notification of Board Approvals for:

    (i) decision to make or recommend declaration of distribution to security holders;

    (ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected;

    (iii) preliminary announcements of profits or losses;

    (iv) proposed changes to capital structure, including redemption of securities; and

    (v) changes to general character of nature of business

    Date: Immediately after meeting; however, must be during non-trading hours

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

20. Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)

    Date: Next business day

    Entity requiring item:

    HKSE pursuant to Exchange Listing Agreement. N/A

21. Title: Individual substantial shareholder notices

    Date: Three calendar days after reportable change in ownership

    Entity requiring item:

    HKSE pursuant to the Securities and Futures Ordinance. See attached

22. Title: Corporate substantial shareholder notices

Date: Three calendar days after reportable change in ownership

Entity requiring item:

HKSE pursuant to the Securities and Futures Ordinance. N/A

23. Title: Return of Allotment

Date: Eight weeks after allotment

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

24. Title: Notice of Dissolution

Date: Minimum of one month prior to publication in Hong Kong Gazette

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

25. Title: Notification of all changes regarding the Memorandum and Articles of Association, the Company name, person authorized to accept service, or charges over Hong Kong properties.

Date: Immediately upon change

Entity requiring item:

Companies Registry pursuant to the Companies Ordinance. N/A

26. Other:

N/A

KMC00998.DOC



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

2002 FINAL RESULTS

WO KEE HONG (HOLDINGS) LIMITED is a holding company with major subsidiaries engaged in the import, marketing, distribution and after-sales service of high quality, brand-name products serving customers in the Asian region and, in particular, the markets of Mainland People's Republic of China ("PRC"), Hong Kong, Macau, Singapore and Malaysia. The products include principally air-conditioning; domestic appliances; audio-visual electrical items including car audio; motor vehicles and accessories; and other electronic products.

GROUP FINANCIAL HIGHLIGHTS

	Year ended December 31, 2002 HK$million (Audited)	2001 HK$million (Audited)	Variance
Results			
Turnover	572.4	565.8	Up 1.2%
Loss from operations	(9.1)	(76.5)	Reduced 88.1%
Profit (Loss) attributable to shareholders	6.0	(99.5)	HK$105.5 million turnaround
Balance Sheet			
Shareholders' funds	345.4	293.9	Up 17.5%
Net current assets (liabilities)	67.3	(124.8)	HK$192.1 million improvement
Net debt and gearing :			
– excluding 15 year supplier loan	83.2	112.3	Reduced HK$29.1 million
– total debt	213.9	315.7	Reduced HK$101.8 million
Net tangible assets per share (HK¢)	44.6	–	–

Audit Opinion: *is clean in FY2002 whereas in both FY2000 and FY2001* the Audit Opinion included comment on the "fundamental uncertainty relating to the going concern basis". This comment is now eliminated.

RESULTS

The Directors of Wo Kee Hong (Holdings) Limited (the "Company") announce that the audited consolidated results of the Company and its subsidiaries (together the "Group") for the year ended December 31, 2002 were as follows :

	Notes	Year ended December 31, 2002 HK$'000	2001 HK$'000
Turnover	1&2	572,393	565,845
Cost of sales		(432,458)	(425,712)
Gross profit		139,935	140,133
Other operating revenue		14,497	14,737
Distribution costs		(60,569)	(49,527)
Investment income	3	388	149
Administrative expenses		(97,182)	(140,175)
Deficit on revaluation of investment properties		(130)	(11,189)
Impairment loss recognised in respect of intangible assets		–	(20,008)
Write-down of properties held for sale to net realisable value		(6,000)	(10,600)
Loss from operations	4	(9,061)	(76,480)
Finance costs	5	(10,481)	(16,923)
Impairment loss recognised in respect of goodwill		–	(3,459)
Net gain on disposal or liquidation of subsidiaries		27,719	2,569
Gain on disposal of an associate		10,892	–
Share of results of associates		(11,550)	(4,005)
Profit (loss) before taxation		7,519	(98,298)
Taxation	6	(1,522)	(1,689)

2001

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover								
External sales	176,059	112,067	243,378	34,341	–	–	–	565,845
Inter-segment sales	7,230	4,871	–	326	–	–	(12,427)	–
Total turnover	183,289	116,938	243,378	34,667	–	–	(12,427)	565,845

Inter-segment sales are charged at prevailing market rates.

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Result								
Segment result	10,813	(29,588)	5,162	(2,177)	(9,955)	49	(389)	(26,085)
Unallocated corporate expenses								(50,395)
Loss from operations								(76,480)
Finance costs								(16,923)
Impairment loss recognised in respect of goodwill	–	–	(2,789)	(670)	–	–	–	(3,459)
Net gain (loss) on disposal or liquidation of subsidiaries	–	3,419	124	–	–	(974)	–	2,569
Share of results of associates	812	(4,984)	–	–	–	167	–	(4,005)
Loss before taxation								(98,298)
Taxation								(1,689)
Loss after taxation								(99,987)
Minority interests								479
Loss attributable to shareholders								(99,508)

Geographical segments

The Group's operations are mainly located in Hong Kong, Singapore, Malaysia, The People's Republic of China (other than Hong Kong and Macau) (the "PRC") and Macau. The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/ services:

	Sales revenue by geographical market 2002 HK$'000	2001 HK$'000	Contribution to operating results 2002 HK$'000	2001 HK$'000
Hong Kong	433,155	437,386	(2,984)	(11,603)
Singapore	54,105	40,315	917	247
Malaysia	18,423	15,978	1,163	(2,434)
PRC	34,087	28,267	(13,533)	(28,220)
Macau	30,440	31,726	1,137	1,386
Others	2,183	12,173	41	(198)
	572,393	565,845	(13,259)	(40,822)
Other operating revenue			14,497	14,737
Unallocated corporate expenses			(10,299)	(50,395)
Loss from operations			(9,061)	(76,480)

3. **Investment Income**

	2002 HK$'000	2001 HK$'000
Interest income from bank deposits	42	136
Interest income from trade and other receivables	79	12
Dividend income from listed equity securities	–	1
Dividend income from unlisted equity shares	267	–
	388	149

	Notes	2002	2001
Gross profit		139,935	140,133
Other operating revenue		14,497	14,737
Distribution costs		(60,569)	(49,527)
Investment income	3	388	149
Administrative expenses		(97,182)	(140,175)
Deficit on revaluation of investment properties		(130)	(11,189)
Impairment loss recognised in respect of intangible assets		–	(20,008)
Write-down of properties held for sale to net realisable value		(6,000)	(10,600)
Loss from operations	4	(9,061)	(76,480)
Finance costs	5	(10,481)	(16,923)
Impairment loss recognised in respect of goodwill		–	(3,459)
Net gain on disposal or liquidation of subsidiaries		27,719	2,569
Gain on disposal of an associate		10,892	–
Share of results of associates		(11,550)	(4,005)
Profit (loss) before taxation		7,519	(98,298)
Taxation	6	(1,522)	(1,689)
Profit (loss) after taxation		5,997	(99,987)
Minority interests		12	479
Profit (loss) attributable to shareholders		6,009	(99,508)
Earnings (loss) per share – Basic	7	0.99 cents	(60.20 cents)

Notes:

1. **Turnover**

	2002 HK$'000	2001 HK$'000
Sales of goods to customers, less returns, discounts and allowance	537,342	530,619
Maintenance service income	35,051	35,226
	572,393	565,845

2. **Business and geographical segments**

Business segments

For management purposes, the Group is currently organised into five operating divisions: air-conditioning products, audio-visual and other electrical products, cars and car accessories, direct marketing and property investment. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Air-conditioning products	Distribution and installation of air-conditioning products
Audio-visual and other electrical products	Distribution of audio-visual equipment, including car audio, and home appliances
Cars and car accessories	*Trading of cars and related accessories and provision of car repairing services*
Direct marketing	Retailing of consumer electronic products and home appliances
Property investment	Rental of investment properties and properties held for sales

Segment information about these businesses is presented below.

2002

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Turnover								
External sales	178,873	115,509	214,710	63,301	–	–	–	572,393
Inter-segment sales	3,597	12,410	–	–	–	–	(16,007)	–
Total turnover	182,470	127,919	214,710	63,301	–	–	(16,007)	572,393

Inter-segment sales are charged at prevailing market rates.

	Air-conditioning products HK$'000	Audio-visual and other electrical products HK$'000	Cars and car accessories HK$'000	Direct marketing HK$'000	Property investment HK$'000	Others HK$'000	Eliminations HK$'000	Consolidated HK$'000
Result								
Segment result	10,701	2,453	(270)	(6,127)	(5,129)	–	(390)	1,238
Unallocated corporate expenses								(10,299)
Loss from operations								(9,061)
Finance costs								(10,481)
Net gain on disposal or liquidation of subsidiaries	–	27,719	–	–	–	–	–	27,719
Gain on disposal of an associate	10,892	–	–	–	–	–	–	10,892
Share of results of associates	3,836	(15,469)	–	–	–	83	–	(11,550)
Profit before taxation								7,519
Taxation								(1,522)
Profit after taxation								5,997
Minority interests								12
Profit attributable to shareholders								6,009

Singapore	54,105	40,315	917	247
Malaysia	18,423	15,978	1,163	(2,434)
PRC	34,087	28,267	(13,533)	(28,220)
Macau	30,440	31,726	1,137	1,386
Others	2,183	12,173	41	(198)
	572,393	565,845	(13,259)	(40,822)
Other operating revenue			14,497	14,737
Unallocated corporate expenses			(10,299)	(50,395)
Loss from operations			(9,061)	(76,480)

3. **Investment income**

	2002 HK$'000	2001 HK$'000
Interest income from bank deposits	42	136
Interest income from trade and other receivables	79	12
Dividend income from listed equity securities	–	1
Dividend income from unlisted equity shares	267	–
	388	149

4. **Loss from operations**

	2002 HK$'000	2001 HK$'000
Loss from operations has been arrived at after charging:		
Amortisation of intangible assets included in administrative expenses	–	1,539
Auditors' remuneration	896	936
Depreciation of:		
Owned assets	8,441	14,753
Assets held under finance leases	182	266
Impairment loss recognised in respect of investment securities	–	338
Loss on disposal of property, plant and equipment	–	7,852
Staff costs, including directors' emoluments	65,927	79,237
Unrealised holding loss of other investments	111	–
Write-down of inventories to their net realisable value	578	3,036
and crediting:		
Gain on disposal of property, plant and equipment	432	–

5. **Finance costs**

	2002 HK$'000	2001 HK$'000
Interest on:		
Bank loans, trust receipts and overdrafts wholly repayable within five years	5,099	6,434
Bank loans wholly repayable after five years	–	2,699
Other loans wholly repayable within five years	712	5,286
Other loans wholly repayable after five years	4,268	2,099
	10,079	16,518
Finance lease charges	24	47
Bank charges	378	358
	10,481	16,923

6. **Taxation**

	2002 HK$'000	2001 HK$'000
The charge comprises:		
Tax for the year:		
Hong Kong Profits Tax	400	1,224
Overseas income tax	167	155
	567	1,379
Deferred taxation	4	–
Taxation attributable to the Company and its subsidiaries	571	1,379
Share of taxation attributable to associates	951	310
	1,522	1,689

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profit for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

7. **Earnings (loss) per share**

The calculation of the basic earnings (loss) per share is based on the profit attributable to shareholders of HK$6,009,000 (2001: a loss of HK$99,508,000) and on the weighted average number of 609,574,769 (2001: 165,359,210) ordinary shares in issue during the year. The weighted average number of ordinary shares for the purpose of basic earnings (loss) per share has been adjusted for the bonus issue, share consolidation and rights issue during the year.

No diluted earnings (loss) per share has been presented because the exercise price of the Company's outstanding share options was higher than the average market price for share for both years.

AUDITORS' REPORT

In their report, the auditors have stated their opinion as follows:

"In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at December 31, 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance."

DIVIDENDS

The Directors do not recommend the payment of a final dividend (2001: nil) for the year ended December 31, 2002. No interim dividend was paid during the year (2001: nil).

BONUS ISSUE OF SHARES

On March 27, 2003, the Directors announced that it proposed to make a bonus issue on the basis of one bonus share for every ten shares of HK$0.10 each held by the shareholders of the Company whose names appear on the registers of members of the Company on May 6, 2003 ("Bonus Share Issue"). Details of the conditions and arrangement of the Bonus Share Issue will be contained in the circular to be despatched to the shareholders as soon as practicable.

CLOSURE OF REGISTERS OF MEMBERS

The registers of members will be closed from April 29 to May 6, 2003 both days inclusive, during which period no transfer will be registered. In order to qualify for the Bonus Share Issue, all transfer of shares accompanied by the relevant share certificates must be lodged with Company's branch share registrars in Hong Kong, Standard Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by not later than 4:00 p.m. on Monday, April 28, 2003.

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

- **Turnover**

  For the year ended December 31, 2002 total Group turnover increased by 1.2% to HK$572.4 million (2001: HK$565.8 million).

  Sales for most businesses were stable compared with the previous year except for the direct marketing business of "Mega Warehouse" where sales jumped by almost HK$29 million (+84.3%) given the increased number of outlets opened during the year. However, sales by the motor group were lower than last year by a similar amount of HK$28.7 million (−11.8%) given difficult market conditions experienced in the Hong Kong market.

- **Profit attributable to shareholders**

  For the first year in eight years from 1995 – with the exception of the 1999 when a small profit of less than HK$1 million was recorded – a reasonable overall Group attributable profit of HK$6 million has been achieved. The most pleasing and significant positive factor in this result, was that the operating loss from operations was reduced to only HK$9.1 million (2001: HK$76.5 million), which again was the best such result recorded in recent years and was as predicted by management last year.

  The results did include some significant items of an exceptional and non-recurrent nature, albeit that the overall effect was virtually neutral on the total Group attributable profit. In the year, the Group announced the debt settlement and rescheduling arrangement of supplier credit finance, which involved the sale of the Group's interest in a joint-venture air-conditioning manufacturing operation in the PRC, which recorded an exceptional profit of HK$10.9 million. The Group also closed and disposed of certain subsidiaries and associates in Singapore and Malaysia which recorded an exceptional profit of HK$27.7 million. Against these profits, given the statutory changes to financial and accounting rules mandated in the PRC, the Group had to book an exceptional loss of HK$9.7 million on its 50% owned joint-venture washing machine manufacturing business in the PRC, relating to the necessary increased write-downs of fixed assets, intangible assets and current assets employed in the business.

Financial Condition

- **Cash flows**

  This was another key measure of Group performance that showed significant improvement in the year. Cash flows from operating activities before working capital movements improved to an inflow of HK$4.6 million in 2002 from an outflow of HK$10.5 million in 2001. On working capital, trade and other receivables at balance date were exactly in line with last year at HK$59.3 million, whilst trade and other payables (including bills payable) at HK$118 million were HK$17.1 million (−12.7%) lower than last year. The Group operated effectively within very tight cash and credit controls. Cash outflows in investing activities was restricted to HK$4.9 million being largely capital expenditure whereas net cash inflows generated from financing activities were HK$35.6 million (2001: outflows of HK$45.2 million) mainly as a result of a capital raising rights issue in the year that raised HK$46.8 million net of expenses, and was largely used to repay short-term debt and bank loans.

- **Debt settlement, capital reorganisations and rights issue**

  The 2001 Annual Report contained a detailed report of post balance sheet events and a pro-forma summary balance sheet, which explained two significant events that were completed in fiscal 2002 and which materially improved the financial condition and balance sheet of the Group.

  1. Debt settlement and rescheduling arrangement of supplier credit finance

     The Conditional Agreement reached between the Group and Mitsubishi Heavy Industries Limited ("MHI") in Tokyo in November 2001 was finalised by a Deed of Settlement signed between the parties on June 28, 2002 and subsequently completed. The two key elements of this transaction were that, firstly, the total debt outstanding of HK$202.9 million in November 2001 was partially repaid as to HK$71.8 million by the sale of the Group's interest in an associated company "MHI-Jinling Air Conditioners Company Limited" (a joint-venture manufacturing company controlling by MHI directly). This enabled a profit of HK$10.9 million to be booked on the disposal. And secondly, the remaining balance of the loan, including accrued interest, of approximately HK$132.9 million was converted into a long-term, 15 year, largely unsecured loan (secured only as to two floors of the sixteen floor Wo Kee Hong Building located in Hong Kong) which

and the consumer markets. Similarly, the Group also markets and distributes a wide range of commercial and consumer air-conditioning products supplied under the "LG" brand ("LG Electronics Inc" of Korea). Both are pre-eminent global brands. The Group also provides after-sales service and support to its customers.

For the first year in 2002, the Group is the sole distributer in Hong Kong and Macau for the range of air-conditioning products from "Galanz", a leading Chinese electrical appliances brand.

Total sales to third party customers at HK$178.9 million were similar to the HK$176.1 million recorded in FY2001. The shortfall in sales, and therefore the impact on profits earned from this business which were significantly reduced, was due to a combination of factors.

In Hong Kong the economy is in a trough with consumer confidence at a low point and with no immediate sign of recovery. Both the retail market and the property development market sectors, which are important for retail and project sales, are very much depressed. In the mainland PRC market, the unstable weather and severe flooding in certain provinces of southern and eastern China affected the sales in those areas during the peak selling season in the year. And lastly, China is becoming the "air-conditioning factory of the world", initially producing low-end air-conditioning products for domestic usage, but is now gradually also moving up the technology chain to develop commercial products. The over-capacity situation of China based air-conditioning factories has forced prices in the market place in the mainland to fall, thus creating an ever bigger gap of price differentials with imported products, which products become more difficult to sell.

However, there were also positive market developments. MHI supplied substantial quantities of split-type air-conditioning products at very competitive prices for the Hong Kong market, enabling "MHI" products to increase their market share and to become the market leader in this product sector. "LG" similarly continued to provide an excellent range of competitively priced products. Also, the Group re-organised and re-aligned the sales focus during the year. With the setting up of a mainland China-operation headquarters in Dongguan, Guangdong Province, it enabled the Group to co-ordinate the various mainland functions of sales, marketing, personnel, finance and administration inside the mainland markets. The Group understands the necessity of working closer to the market and has put greater efforts to cultivate "networking". Additionally, the marketing strategy of especially expanding the project business segment, is also being successful and will certainly show accelerated momentum in future years. The market for the "LG" and "MHI" products will also be stimulated by lower tariffs necessitated on imported products, as a part of the WTO requirements.

Operational efficiencies improved and lower unit costs were achieved through streamlined organisation in after-sales service and warehousing operations. Working capital efficiencies were also made in respect of both inventories and receivables. Despite the very competitive market situation, total gross margins and total profit contributions were maintained at about the same levels as achieved last year.

Looking to the year 2003, management believes the air-conditioning products market, both in the mainland and elsewhere, will continue to be very competitive. There will be a mixture of market uncertainty as well as opportunity. The Hong Kong market will likely remain weak until such time that the economy and consumer confidence recovers. The mainland China market will provide a steady growth in demand, yet the production over-capacity situation in China will exert downward pressure on prices and therefore profit margins, especially for domestic type products; China's entry to WTO will offer more favourable trading conditions including the gradual reduction of import tariffs and increased market and business opportunities; and the Group *will focus on the commercial product sector to provide higher margins*, given lower competition with less comprehensive commercial product ranges available from China produced products.

Also, in 2003, "Bodysonic" will commence a co-operation arrangement with "GREE", a leading Chinese air-conditioning products brand, to launch a full range of room and commercial air-conditioning products under the brand name "GREE-BODYSONIC" for the Hong Kong market. The market prospects for the joint-brand name products, is very encouraging. And, at the same time, the sales of "Bodysonic" branded air-conditioning products sold in the mainland market is steadily increasing. The product range is concentrated on commercial products, including multi-system units. They are manufactured in mainland China, which makes them very cost-competitive. The forecast for FY2003 is for a return to growth in sales for this business.

- **Audio-visual and other electrical products**

  The audio-visual business is now largely focused upon marketing and distribution of a range of products developed for the Group's own brands of "Rogers" (from the UK) and "Bodysonic" (from Japan). The business segment also includes sales from "LG" branded domestic electrical appliance products which are now well established in the market, as well as sales from the "Alpine" and "Rogers" branded car audio and electronic products. The car audio and electronic products business consists of marketing and distribution of car-audio products *largely under the "Alpine" brand (from Japan) which is one of the top brands* in global markets, together with products developed under the Group's own "Rogers" brand of car speakers and power amplifiers. Products are distributed in Hong Kong, Macau, Singapore and Malaysia.

  Total sales increased 3.1%, compared with FY2001, to HK$115.5 million despite a slow domestic market. The audio-visual products sector of the business remains extremely competitive especially given the range of innovative products offered to the market; the constantly reduced market pricing; and gross margins are relatively narrow. Nevertheless, the range of products marketed broadened in the year to include CD, VCD, DVD players and mini hi-fi systems; speakers, surround sound and home theatre systems; and Plasma display televisions. Sales were stimulated by a successful launch of the new 42" Rogers Plasma TV; special sales campaigns in mid-year and at Christmas and pre-Lunar New Year; and joint promotions with local credit cards. The international markets for "Rogers" products were expanded to include Australia, New Zealand, Taiwan and Brunei; whilst sales outlets were expanded in Hong Kong. Sales of "LG" domestic appliances were exceptionally buoyant with sales of refrigerators and washing machines up 35.4% and 28.8% over last year respectively. Distribution channels were expanded and sales and promotional campaigns were organised in a cost effective manner to achieve these increased sales. Operational efficiencies and cost controls were effective with the result that the good sales recorded satisfactorily increased profit contributions.

  Total sales in the car audio business for the year were *HK$57.4 million, which was an HK$4.9 million (+9.3%) increase over* FY2001. The regional markets for the sales of automobiles, with the exception of the mainland China, were sluggish. There

lower than last year. The Group operated effectively within very tight cash and credit controls. Cash outflows in investing activities was restricted to HK$4.9 million being largely capital expenditure whereas net cash inflows generated from financing activities were HK$35.6 million (2001: outflows of HK$45.2 million) mainly as a result of a capital raising rights issue in the year that raised HK$46.8 million net of expenses; and was largely used to repay short-term debt and bank loans.

- **Debt settlement, capital reorganisations and rights issue**

The 2001 Annual Report contained a detailed report of post balance sheet events and a pro-forma summary balance sheet, which explained two significant events that were completed in fiscal 2002 and which materially improved the financial condition and balance sheet of the Group.

1. Debt settlement and rescheduling arrangement of supplier credit finance

   The Conditional Agreement reached between the Group and Mitsubishi Heavy Industries Limited ("MHI") in Tokyo in November 2001 was finalised by a Deed of Settlement signed between the parties on June 28, 2002 and subsequently completed. The two key elements of this transaction were that, firstly, the total debt outstanding of HK$202.9 million in November 2001 was partially repaid as to HK$71.8 million by the sale of the Group's interest in an associated company "MHI-Jinling Air Conditioners Company Limited" (a joint-venture manufacturing company controlling by MHI directly). This enabled a profit of HK$10.9 million to be booked on the disposal. And secondly, the remaining balance of the loan, including accrued interest, of approximately HK$132.9 million was converted into a long-term, 15 year, largely unsecured loan (secured only as to two floors of the sixteen floor Wo Kee Hong Building located in Hong Kong) which bears a fixed rate of interest of 2.5% per annum, which interest is the only amount payable to MHI until June 30, 2012, when the balance then becomes repayable by ten (10) equal half yearly instalments to be completely repaid on December 31, 2016.

2. Capital reorganisations, rights issues and bonus share issues

   On February 1, 2002 the Company announced a capital reorganisation and rights issue with bonus issue. A circular for the capital reorganisation was issued to shareholders on February 20, 2002. The rights issue, with bonus share issue, was fully underwritten by Kingsway SW Securities Limited with a prospectus issued to shareholders on March 15, 2002. All of the proposals were approved by shareholders in a Special General Meeting held on March 15, 2002. The effect of these transactions was that accumulated losses in the balance sheet up to June 30, 2001 were eliminated by the capital reorganization, whilst the net proceeds from the rights issue of HK$46.8 million, were used primarily to repay short-term debt, with the balance of funds providing additional working capital to the Group.

   In August 2002, a further capital reorganisation was announced by the Company and a circular was issued to shareholders on August 23, 2002. This involved a reduction of the share premium account, cancellation of accumulated losses, a share consolidation, a bonus issue and an increase in authorised share capital. The rationale for the second capital reorganisation in the year was twofold. Firstly, the losses accumulated in the year to December 31, 2001, which were not able to be dealt with in the first capital reorganisation as the audited accounts were not then available, were now able to be eliminated. Secondly, the share consolidation and bonus issue was undertaken to increase the market value per share (in keeping with proposals being considered by the Hong Kong Stock Exchange) and also the liquidity for the trading of the shares, whilst also showing a better balance sheet ratio of issued share capital relative to the balance of reserves available, as part of the total shareholders' funds. These proposals were approved by shareholders in a Special General Meeting held on September 18, 2002.

- **Liquidity and financial resources**

The year of 2002 was a water-shed one for the Group, as decisions taken and successfully implemented by management, significantly improved the financing and capitalisation of the Group. The Group is no longer significantly financed by trade creditor support following the debt settlement arrangements, and is now more traditionally financed only by the combination of its equity capital base; internal cash flows generated from operations; and bank borrowings involving both short and longer-term maturities.

The Group continued to meet its bank and other liabilities upon due dates and the position of actual bank loans and overdrafts again improved in the year and at balance date these amounted to HK$77.1 million (2001: HK$95.6 million). However, because banks generally in Hong Kong continue, at this time, to be cautious in their lending policies to businesses, the Group, in common with other similar commercial enterprises in Hong Kong, was confronted with the need to operate business on restricted overall bank facilities. Cash generated both from operations and financing activities, was used primarily to pay down debt, which at times adversely affected operations by restricting levels of business activity and the ability of businesses to take advantage of incremental sales and particularly at the time of peak seasonal trading. Total bank borrowings as a percentage of total shareholders' funds, were 22.3% (2001: 32.5% respectively).

At December 31, 2002 cash and bank deposits amounted to HK$14.4 million (2001: HK$13.5 million). The Group balance sheet at the financial year end 2002 showed a positive balance of net current assets of HK$67.3 million (2001: net current liabilities of HK$124.8 million) which was the first year recording a net current assets surplus since December 31, 1999. Effective current asset management is essential to Group operations, such that the key management ratios continue to show satisfactory positions including inter-alia: debtor collections averaging 21 days (2001: 23 days); inventory turn at 81 days (2001: 74 days); and overall short-term net debt gearing ratio at 17.3% (2001: 78%), with total net debt gearing ratio at 61.9% (2001: 107.4%).

An integral part of the Group's risk management policy, is to hedge foreign currency transactions to eliminate adverse currency movements on indent sales, in the normal course of business. At December 31, 2002 the total outstanding foreign exchange contracts purchased with banks amounted to HK$44 million (2001: HK$17 million).

The Group had bank financing facilities amounting to HK$166.2 million at December 31, 2002 (2001: HK$158.7 million) all based on Hong Kong best lending rates, and all secured by assets of the Group. The Group had no contingent liabilities at December 31, 2002 (2001: HK$2.1 million).

Business Reviews

- **Air Conditioning products**

The business consists of marketing and distribution of the range of products from Mitsubishi Heavy Industries of Japan ("MHI") for which the Group holds exclusive distribution rights for Hong Kong, Singapore and Macau (all products) and the mainland China markets. MHI provides a full range of air-conditioning products both for the packaged commercial systems

"LG" branded domestic electrical appliance products which are now well established in the market, as well as sales from the "Alpine" and "Rogers" branded car audio and electronic products. The car audio and electronic products business consists of marketing and distribution of car-audio products largely under the "Alpine" brand (from Japan) which is one of the top brands in global markets, together with products developed under the Group's own "Rogers" brand of car speakers and power amplifiers. Products are distributed in Hong Kong, Macau, Singapore and Malaysia.

Total sales increased 3.1%, compared with FY2001, to HK$115.5 million despite a slow domestic market. The audio-visual products sector of the business remains extremely competitive especially given the range of innovative products offered to the market; the constantly reduced market pricing; and gross margins are relatively narrow. Nevertheless, the range of products marketed broadened in the year to include CD, VCD, DVD players and mini hi-fi systems; speakers, surround sound and home theatre systems; and Plasma display televisions. Sales were stimulated by a successful launch of the new 42" Rogers Plasma TV; special sales campaigns in mid-year and at Christmas and pre-Lunar New Year; and joint promotions with local credit cards. The international markets for "Rogers" products were expanded to include Australia, New Zealand, Taiwan and Brunei; whilst sales outlets were expanded in Hong Kong. Sales of "LG" domestic appliances were exceptionally buoyant with sales of refrigerators and washing machines up 35.4% and 28.8% over last year respectively. Distribution channels were expanded and sales and promotional campaigns were organised in a cost effective manner to achieve these increased sales. Operational efficiencies and cost controls were effective with the result that the good sales recorded satisfactorily increased profit contributions.

Total sales in the car audio business for the year were HK$57.4 million, which was an HK$4.9 million (+9.3%) increase over FY2001. The regional markets for the sales of automobiles, with the exception of the mainland China, were sluggish. There was intense competition in car-stereo products with new product innovations, and pricing and margins were affected. However, given the excellent support of "Alpine", the management aggressively marketed the products in their region and excellent sales growth was achieved, including notably significant OEM business in Singapore, with satisfactory increases in profit contributions.

Looking at 2003, the consumer audio-visual market will still be highly competitive given a sluggish economic outlook and an expanding Plasma TV market; changing consumer tastes which stimulate demand for home theatre products; and increased competition from mainland Chinese brands. Nevertheless, the introduction of competitive and new products; increased distribution efforts and particularly in the markets of Hong Kong, mainland China, Singapore and Malaysia, the development of international markets; increased promotional activity; and the increasing brand awareness of "Rogers" and "Bodysonic" following continuous marketing efforts, will all be positive for this business sector, and satisfactory sales growth is expected.

In FY2003, "Alpine" is offering further exciting competitive products with car navigation, audio and audio-visual features, which are targetted at the growing larger cabin vehicle sector. "Alpine" is also a leader in products featuring integrated navigation systems and these will stimulate sales once this technology becomes available in the markets we serve. The business is forecasting continued growth in sales in 2003.

- **Direct marketing**

This business involves direct retailing in consumer electronic and electrical products, in the Hong Kong market under "Mega Warehouse" branded outlets.

Sales to customers in the year were almost double those of FY2001. The business has been refocused in the year. The chain-store type strategy to cover Hong Kong, Kowloon and the New Territories, on a cost effective basis, was implemented. With the opening of 6 new shops in Tuen Mun, Yuen Long, North Point, Mongkok, Kwai Hing and Tseung Kwan O in 2002, "Mega Warehouse" has successfully positioned itself as a significant retail chain store with a total of 9 shops in Hong Kong. To differentiate the merchandising mix of the company, a new merchandising channel to import competitive AV products directly from China was also successfully established. The business model is based upon competitive warehouse retail concepts with regular promotional and key product category sales, to provide value-for-money products to customers.

This strategy is increasing business level, and other sales and marketing efforts in the year developed clear customer acceptance of the "Mega Warehouse" chain. Despite a weak retail environment, there is latent consumer demand for products providing innovation and value for money. "Mega Warehouse" outlets are becoming recognised for providing these values. Activities in the year included grand clearance sales campaigns; launch of the "Mega Warehouse" Master Card to build loyalty and customer affinity; payment-by-installment finance; regular monthly consumer promotions; and increased publicity of the "Mega Warehouse" brand and sales activities. Plans for FY2003 are set against a sluggish retail environment in Hong Kong, which is also given to intense competition. Developments will include improved sales and inventory systems; appropriate expansion of the retail network; consolidation of certain retail locations; a wider range of product categories offered; increased marketing and promotion efforts; and possible sales outlets in mainland China to be considered later in the year. All of these activities will be undertaken cautiously, with a view to increasing sales, utilisation of cost and capital efficiencies; and both sales and profit contributions are forecast to materialise.

- **Motor vehicle and car accessories distribution**

The business is the marketing, sales and parts supply and after-sales servicing of the "Ferrari" and "Maserati" vehicle franchises. The Group is the sole distributor for these two unique premier sports marques in Hong Kong, Macau and mainland China.

Total sales for the year were HK$214.7 million which was an 11.8% fall compared with the sales achieved in FY2001 on lower unit sales of new vehicles. The pre-tax profits were therefore much lower than the previous year.

"Ferrari" continues to be the premium sports car available in the world today and demand for the models generally outstrips supply. Demand for the "Ferrari" entire model range was good, and especially for the new 575 Maranello model introduced in June. All units of these cars allocated by the factory were pre-sold. The new special super sports car "Enzo Ferrari" was made available only to selected customers and, having been allocated 9 units (out of a limited world wide supply of only 399 units), this very expensive but unique highly sought-after model has been all pre-sold, ahead of the first 5 units to be delivered in 2003.

The "Maserati" marque enjoys improving brand awareness in Hong Kong and the mainland and unit deliveries increased 29% over FY2001. The exciting new "Maserati" models introduced in 2002 are popular with the new "Maserati" Spyder beginning deliveries to customers in February and the new Coupe model beginning deliveries in April 2002. The new Cambiocorsa version marks a radical uplift in "Maserati" technology, incorporating a 4.2 litre engine with F1 type gear shift.

The product line-up therefore, from both marques, becomes very strong and increased total unit sales are forecast for FY2003. The entire market in Hong Kong for passenger vehicles fell 7.5% in 2002 over 2001 and given the recent budget introducing significantly increased first registration taxes, will undoubtedly fall further in 2003. However, the vehicle market in mainland China increased in 2002 by 61% over 2001 and is expected to register further significant increases in 2003. Management will

increasingly concentrate on developing business in that market, and any shortfall in unit sales domestically in Hong Kong, will be taken-up in the mainland market in 2003.

In the year, a dedicated "Maserati" showroom was opened in Beijing. The personnel employed in the whole vehicle business modestly increased with emphasis in the parts, service and bodyshop facilities, where demand is increasing as the road population of "Ferrari" and "Maserati" grows in Hong Kong and the mainland.

The mainland market represents a great opportunity for this business and plans for 2003 are well developed to open and further establish sales and service activities in key strategic cities including Beijing, Shanghai, Guangzhou, Shenzhen and Dalian. Exciting corporate plans are being progressed to further develop the mainland market, which will be announced later in the year.

We look to the mainland China market to provide rapid and substantial increased business volumes for the coming years. It is expected by management that within a short time horizon, given the substantial mainland market and growing consumer affluence, allied to the easing of import restraints and lowered tariffs which will apply to the China market under WTO rules (at a time when Hong Kong is doing the exact opposite), the mainland market is expected to quickly overtake Hong Kong.

- **The Singaporean and Malaysian markets**

The Group has had, for many years, marketing and distribution businesses based in Singapore and also Kuala Lumpur, for the Malaysian market. These have, in recent years, been right-sized in an attempt to ensure recurrent profitability. In 2002 the Singapore operations remaining consisted of "MHI" air-conditioning products and the distribution of car audio products (principally "Alpine" brand) and home audio products (principally the "Marantz", "Rogers"). With the business being more focused on its markets and given a successful plan to secure additional OEM business for the car audio products, and also achieving steady sales growth in the home audio market in difficult market conditions, it is pleasing to record the successful return to growth and profits achieved by the Singapore operations. Total sales grew 34.2% to HK$54.1 million (2001: HK$40.3 million) and a satisfactory profit was earned again compared with a substantial loss in 2001.

In Malaysia, again the operation was right-sized at the beginning of the year, and the office was relocated to Petaling Jaya, outside of Kuala Lumpur, to trim costs. The Malaysian economy recorded growth in 2002, and whilst the business was now restricted only to car audio products ("Apline" brand) and home audio visual products ("Marantz" and "Rogers" brands), the business also benefited and prospered through market and product concentration. Sales in 2002 grew 15.3% over 2001 and the business recorded a good profit compared to a substantial loss in 2001.

Both operations of Singapore and Malaysia are forecasted to increase business in 2003.

- **Joint-venture manufacturing business**
(Jin Ling Electrical Company Limited - "JLE")

JLE is a joint-venture between Jiangmen Washing Machine Factory and the Group, with each party owning a 50% interest. The business is engaged in designing and manufacturing of washing machines mainly under the "Jinling" brand for sale in the PRC but also as an Original Equipment Manufacturer ("OEM") mainly for customers in Africa, Latin America and South East Asia.

The business had a reasonably good sales year with turnover up by 15.3% over 2001, to reach RMB 484.1 million and particularly noteworthy was that export sales were up by almost 30% over the previous year. The level of exports has now increased to 33.6% of total sales. Whilst gross profit margins were 11.4% up on last year's level, the business however recorded a significant loss. This was because the accounting policies and rules have changed in the PRC with regard to provisioning levels mandated for amortization, depreciation and provisions in respect of intangible assets, fixed assets and accounts receivable. The total largely one-time provisions required to bring the net assets in line with the new PRC accounting rules, increased these charges to the profit and loss account with an exceptional and largely one time non-current charge of approximately RMB 46.2 million. This joint-venture investment is treated as an associate company and neither sales nor profits are consolidated into the Group's accounts, but profits or losses are brought to account on an equity accounting basis. Therefore, in the year, because of the changes in accounting policy, these exceptional costs incurred meant that a significant loss was recorded by the business which caused the share of results of associates to show a loss of HK$11.6 million (2001: a loss of HK$4.0 million).

Personnel

At the year end 2002, the total number of employees of the Group, excluding associates, was 361 (the comparable number last year, including the motor vehicle group employees, was 338 people). Following the painful measures taken last year, closure or consolidation of certain business units; implementation of a 55 years of age retirement scheme; and reduction in remuneration packages; the Group is now operating more competitively and the results are evident.

The Group understands the significance of its employees and despite the measures taken both last year and in earlier years, has been extremely fortunate to retain a core of loyal, experienced and dedicated people. Productivity and morale are being enhanced steadily with continuous organizational improvements. The management team has remained stable and committed throughout the year.

Prospects

Given the tough market environment, for reasons explained for each business and market in which the Group is involved, it was really pleasing to see that a significant improvement in operating results was recorded in 2002 compared with a substantial loss in 2001 and in earlier years. This improvement was predicted in the Interim announcement in 2002. The year also saw completion of many plans of management to deal finally with remaining issues of restructuring and it is not expected to have significant continuing exceptional non-recurrent items in future years. However, in 2002 such items yielded an overall surplus, such that a profit attributable to shareholders was recorded. As explained in this announcement, the balance sheet issues have now been addressed, such that the business goes forward into 2003 in a significantly healthier financial state. In that regard, it is also

Personnel

At the year end 2002, the total number of employees of the Group, excluding associates, was 361 (the comparable number last year, including the motor vehicle group employees, was 338 people). Following the painful measures taken last year, closure or consolidation of certain business units; implementation of a 55 years of age retirement scheme; and reduction in remuneration packages; the Group is now operating more competitively and the results are evident.

The Group understands the significance of its employees and despite the measures taken both last year and in earlier years, has been extremely fortunate to retain a core of loyal, experienced and dedicated people. Productivity and morale are being enhanced steadily with continuous organizational improvements. The management team has remained stable and committed throughout the year.

Prospects

Given the tough market environment, for reasons explained for each business and market in which the Group is involved, it was really pleasing to see that a significant improvement in operating results was recorded in 2002 compared with a substantial loss in 2001 and in earlier years. This improvement was predicted in the Interim announcement in 2002. The year also saw completion of many plans of management to deal finally with remaining issues of restructuring and it is not expected to have significant continuing exceptional non-recurrent items in future years. However, in 2002 such items yielded an overall surplus, such that a profit attributable to shareholders was recorded. As explained in this announcement, the balance sheet issues have now been addressed, such that the business goes forward into 2003 in a significantly healthier financial state. In that regard, it is also pleasing to note that the auditors' report is clean and the reference in the past two years, to the "fundamental uncertainty relating to the going concern basis", has been dropped, again as predicted in the Interim announcement, and this is of critical importance to the bankers and suppliers who support the business.

2002 marked a turning point for the Group. Looking at 2003, the prospects for each business segment in which the Group is involved appear somewhat brighter, but there are clearly uncertainties on both the global economic situation and the geo-political situation, which may affect our markets and economies in different ways and which makes prediction as to overall sales and profit performance difficult. The Group has a long history and an established name and reputation in its markets which it cherishes. It is a market leader in marketing and distribution of consumer products in Hong Kong, Macau, mainland China and certain other markets in South East Asia. The actions management has taken on costs and the rationalisation measures and strategic positioning in each business, should facilitate and stimulate future profitable growth. The measures also taken on the supplier debt restructuring and the completed capital reorganisations and rights issue in 2002 have enabled the Group to look more positively at opportunities from a greatly strengthened financial position in 2003.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

The Company and its subsidiaries have not repurchased, sold or redeemed any of the Company's securities during the year.

PUBLICATION OF FURTHER INFORMATION

All information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange will be published on the Stock Exchange's website in due course.

By Order of the Board
Richard Man Fai LEE
Executive Chairman & CEO

Hong Kong, March 27, 2003

Copies of the results announcement can be obtained from the principal office in Hong Kong: Fax No. : (852) 2521-7198. The 2002 Annual Report and Accounts will be sent to shareholders on or before April 9, 2003.

Wo Kee Hong (Holdings) Limited
Principal Office : 10/F, Block A, Wo Kee Hong Building, 585–609 Castle Peak Road, Kwai Chung, N.T.
Fax No.: (852) 2521-7198
Website : http://www.wokeehong.com.hk

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2003 Annual General Meeting of the Company will be held at Fanling Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Tuesday, May 6, 2003 at 12:00 noon for the following purposes:

1. To receive and consider the Financial Statements and the Reports of the Directors and Auditors for the year ended December 31, 2002.
2. To re-elect Directors and authorise the Board of Directors to fix their fees.
3. To re-appoint Messrs. Deloitte Touche Tohmatsu to be the auditors and authorise the Directors to fix their remuneration.

By Order of the Board
Phyllis NG
Company Secretary

Hong Kong, March 27, 2003

Notes:

(1) Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend, and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

(2) To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's principal office at 10th Floor, Block A, Wo Kee Hong Building, 585–609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude shareholders from attending the meeting and voting in person.



WO KEE HONG (HOLDINGS) L
和記行(集團)有限公

(於百慕達註冊成立之有限公司)

二零零二年度業績

和記行(集團)有限公司為一間控股公司，其主要附屬公司設於亞洲地區，包括中華人民共和國(「中國」)、香港、澳門、新加坡及馬來西亞，為客戶提供優質品牌產品之進口、市場推廣、分銷及售後服務。其主要產品包括空調產品、家居電器產品、包括汽車音響之影音電器產品、汽車及汽車配件及其他電子產品。

集團財務摘要

	截至十二月三十一日止年度		
	二零零二年 *港幣百萬元* (經審核)	二零零一年 *港幣百萬元* (經審核)	變動
業績			
營業額	572.4	565.8	升1.2%
經營虧損	(9.1)	(76.5)	下降88.1%
股東應佔溢利(虧損)	6.0	(99.5)	轉盈港幣105,500,000元
資產負債表			
股東資金	345.4	293.9	升17.5%
流動資產(負債)淨額	67.3	(124.8)	改善港幣192,100,000元
負債淨值：			
一不包括15年期之供應商貸款	83.2	112.3	下降港幣29,100,000元
一負債總額	213.9	315.7	下降港幣101,800,000元
每股有形資產淨額(港幣仙)	44.6	–	–

核數意見： 二零零二年財政年度為無保留意見，而二零零零年及二零零一年財政年度之核數意見均包括「有關持續經營基準之基礎不確定事項」之評論。此評論現已刪除。

業績

和記行(集團)有限公司(「本公司」)董事宣佈本公司及其附屬公司(統稱「本集團」)截至二零零二年十二月三十一日止年度經審核綜合業績如下：

		截至十二月三十一日止年度	
	附註	二零零二年 *港幣千元*	二零零一年 *港幣千元*
營業額	*1及2*	572,393	565,845
銷售成本		(432,458)	(425,712)
毛利		139,935	140,133
其他營業收入		14,497	14,737
分銷費用		(60,569)	(49,527)
投資收益	3	388	149
行政費用		(97,182)	(140,175)
重估投資物業之虧絀		(130)	(11,189)
無形資產已確認之減值虧損		–	(20,008)
持作出售物業減值至可變現淨值		(6,000)	(10,600)
經營虧損	4	(9,061)	(76,480)
財務費用	5	(10,481)	(16,923)
商譽之已確認減值虧損		–	(3,459)
出售附屬公司或附屬公司清盤之盈利淨額		27,719	2,569
出售一間聯營公司之盈利		10,892	–
應佔聯營公司業績		(11,550)	(4,005)
除稅前溢利(虧損)		7,519	(98,298)
稅項	6	(1,522)	(1,689)
除稅後溢利(虧損)		5,997	(99,987)
少數股東權益		12	479
股東應佔溢利(虧損)		6,009	(99,508)
每股盈利(虧損)一基本	7	0.99仙	(60.20仙)

附註：

1. **營業額**

	二零零二年 *港幣千元*	二零零一年 *港幣千元*
銷售商品予客戶，扣除退回、折扣及減免	537,342	530,619
保養維修服務之收入	35,051	35,226
	572,393	565,845

2. **業務及地區分類**

業務分類

就業務管理目的，本集團現時之業務可分為五個經營部份：空調產品、影音設備及其他電器產品、汽車及汽車配件、直銷及物業投資。該等部份為本集團呈報其主要分類資料之基準。

主要業務如下：

空調產品	分銷及安裝空調產品
影音設備及其他電器產品	分銷影音設備(包括汽車音響)及家用電器
汽車及汽車配件	買賣汽車及相關配件及提供汽車維修服務
直銷	零售消費電子產品及家用電器
物業投資	投資物業及持作出售物業之租務

有關該等業務之分類資料呈列如下。

5. **財務費用**

利息支出於：
　五年內全數償還之銀行貸款、信託收據及透支
　五年後全數償還之銀行貸款
　五年內全數償還之其他貸款
　五年後全數償還之其他貸款

融資租賃費用
銀行費用

6. **稅項**

支出包括：
本年度稅項：
　香港利得稅
　海外所得稅

遞延稅項

本公司及附屬公司應佔稅項
應佔聯營公司稅項

香港利得稅乃根據本年度之估計應課稅溢利按16%計算。

海外稅項乃根據各自司法權區之現行稅率計算。

7. **每股盈利(虧損)**

每股基本盈利(虧損)，乃根據股東應佔溢利港幣6,009,000元(二零零一年：虧損港幣
之加權平均數609,574,769股普通股(二零零一年：165,359,210股)計算。用作計算每股
股股數已經就年內之紅股發行、股份合併及供股作出調整。

因未行使之本公司優先認股權之行使價高於兩個年度之股份平均市價，故並未呈

核數師報告

於彼等之報告中，核數師載述彼等之意見如下：

「本行認為上述之財務報表均真實及公平地反映　貴公司及　貴集團於二零零二
及　貴集團截至該日止年度之溢利及現金流量，並已按照香港公司條例之披露要

股息

董事會不建議派發截至二零零二年十二月三十一日止年度之末期股息(二零零一年
期股息(二零零一年：無)。

紅股發行

於二零零三年三月二十七日，董事會宣佈，建議按於二零零三年五月六日名列本
股每股面值港幣0.10元之股份獲發行一股紅股之基準發行紅股。紅股發行之條件
該通函將盡快寄送各股東。

暫停辦理股票過戶登記

本公司將於二零零三年四月二十九日至五月六日(包括首尾兩天)暫停辦理股票過
接納股票過戶登記。為符合紅股發行之資格，所有股票過戶文件連同有關股票須於
期一)下午四時前送達本公司之香港股份過戶登記分處標準證券登記有限公司，
東亞銀行港灣中心地下。

管理層討論及經營業績及財務狀況分析

經營業績

- **營業額**

截至二零零二年十二月三十一日止年度，本集團總營業額增加1.2%至港幣572
565,800,000元)。

大部份業務的銷售額相對穩定，維持於上年度水平，而「買家倉」直銷業務則
額銳升約港幣29,000,000元(+84.3%)。然而，由於香港市況艱難，汽車組別
若之減額港幣28,700,000元(－11.8%)。

- **股東應佔溢利**

自一九九五年以來，本年度是近八年來集團首次錄得整體應佔溢利，為港幣6
得不足港幣1,000,000元的小額溢利除外)。本業績最值得欣喜及最重要的利好消息
元(二零零一年：港幣76,500,000元)，此亦是近年來表現最突出的一年，更

雖然本業績亦包含若干特殊及非經常性質重大項目，但整體上卻對集團整溢
團宣佈供應商賬款融資的債務償還及債務重組安排，當中涉及出售本集團於
的權益，帶來非經常溢利港幣10,900,000元。本集團亦關閉及出售於新加坡及
營公司，帶來非經常溢利港幣27,700,000元。儘管錄得該等溢利，鑑於中國強
變更，本集團須就其擁有50%權益的中國合營洗衣機製造商入賬特殊虧損港
業務的固定資產、無形資產及流動資產之列賬增加撇減。

財務狀況

香 港 經 濟 日 報 2003年3月28日 星期五



EE HONG (HOLDINGS) LIMITED
記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

二零零二年度業績

	二零零二年 港幣千元	二零零一年 港幣千元
行貸款、信託收據及透支	5,099	6,434
行貸款	–	2,699
他貸款	712	5,286
他貸款	4,268	2,099
	10,079	16,518
	24	47
	378	358
	10,481	16,923

	二零零二年 港幣千元	二零零一年 港幣千元
	400	1,224
	167	155
	567	1,379
	4	–
說項	571	1,379
	951	310
	1,522	1,689

度之估計應課稅溢利按16%計算。

法權區之現行稅率計算。

乃根據股東應佔溢利港幣6,009,000元(二零零一年：虧損港幣99,508,000元)及年內已發行股份)股普通股(二零零一年：165,359,210股)計算。用作計算每股基本盈利(虧損)之加權平均普通股發行、股份合併及供股作出調整。

認股權之行使價高於兩個年度之股份平均市價，故並未呈列每股攤薄盈利(虧損)。

述彼等之意見如下：

均真實及公平地反映 貴公司及 貴集團於二零零二年十二月三十一日之財務狀況之溢利及現金流量，並已按照香港公司條例之披露要求而妥善編製。」

零二年十二月三十一日止年度之末期股息(二零零一年：無)，本年度內亦無派發中

，董事會宣佈，建議按於二零零三年五月六日名列本公司股東名冊之股東每持有十份獲發行一股紅股之基準發行紅股。紅股發行之條件及安排詳情將載於有關通函，

二十九日至五月六日(包括首尾兩天)暫停辦理股票過戶登記手續，在此期間將不會紅股發行之資格，所有股票過戶文件連同有關股票須於二零零三年四月二十八日(星司之香港股份過戶登記分處標準證券登記有限公司，地址為香港灣仔告士打道56號

務狀況分析

三十一日止年度，本集團總營業額增加1.2%至港幣572,400,000元(二零零一年：港幣

對穩定，維持於上年度水平，而「買家倉」直銷業務則由於年內增設分店，帶動銷售)元(+84.3%)。然而，由於香港市況艱難，汽車組別的銷售額較去年下降，錄得相0元(−11.8%)。

年度是近八年來集團首次錄得整體應佔溢利，為港幣6,000,000元(於一九九九年所錄小額溢利除外)。本業績最值得欣喜及最重要的利好消息是經營虧損減至僅港幣9,100,0006,500,000元)，此亦是近年來表現最突出的一年，更合乎管理層去年所預測。

特殊及非經常性質重大項目，但整體上卻對集團整溢利並無實質影響。年內，本集的債務償還及債務重組安排，當中涉及出售本集團於中國一間合營空調產品製造商利港幣10,900,000元。本集團亦關閉及出售於新加坡及馬來西亞的若干附屬公司及聯利港幣27,700,000元。儘管錄得該等溢利，鑑於中國強制執行之財務及會計規則法定有50%權益的中國合營洗衣機製造商入賬特殊虧損港幣9,700,000元，此涉及須就該資產及流動資產之列賬增加撇減。

- **影音及其他電器產品**

影音產品業務目前主要着重於推廣及分銷本集團本身品牌「樂爵士」(英國品牌)及「先力」(日本品牌)的產品。是項業務亦包括「LG」品牌的家用電器產品，目前在市場擁有良好的知名度，以及「阿爾派」及「樂爵士」品牌汽車音響及電子產品的銷售。汽車音響及電子產品業務包括推廣及分銷全球市場知名汽車音響品牌日本「阿爾派」(「日本品牌」)的產品，以及本集團本身品牌「樂爵士」的汽車揚聲器及功率放大器。該等產品均在香港、澳門、新加坡及馬來西亞作代理分銷。

在呆滯的本地市場環境下，總銷售額共計港幣115,500,000元，仍較二零零一年財政年度增加3.1%，影音產品市場競爭仍相當激烈，多款創新產品面世而銷售價格持續下降，毛利率亦相對微薄。然而，推出市場的產品系列擴大至包括CD、VCD、DVD播放機及微型音響系統、揚聲器、環迴立體聲及家居影院系統以及等離子顯示電視機。新款42吋「樂爵士」等離子電視機面世、於年中、聖誕節及農曆新年前的促銷行動，以及與本地信用卡公司之聯合宣傳活動，均成功提升銷售額。「樂爵士」產品的國際市場已擴展至包括澳洲、新西蘭、台灣及文萊，同時香港銷售網絡亦已擴展。「LG」牌子家庭電器產品的銷售尤其活躍，其中雪櫃及洗衣機產品的銷售額分別較去年增加35.4%及28.8%。我們亦以具成本效益的方式擴大分銷渠道及舉辦銷售及推廣活動，此舉亦帶動銷售額上升。更高的經營效率及成本控制措施，帶來理想的銷售額，增加溢利貢獻。

本年度汽車音響業務的總銷售額為港幣57,400,000元，較上一年度上升港幣4,900,000元(+9.3%)。除中國大陸外，區內汽車市場銷售呆滯。汽車音響及新產品競爭激烈，價格及邊際利潤均受壓。然而，由於「阿爾派」產品深受支持，管理人員均積極地在各自所屬地區推銷有關產品，銷售額極為理想，其中更在新加坡建立大型的原設備生產商(OEM)業務，溢利貢獻明顯增加。

展望二零零三年，在暗淡的經濟前景、等離子電視機產品市場擴張、消費者口味不斷轉變刺激對家庭影院的需求上升，以及來自中國大陸的品牌競爭下，市場競爭將會保持激烈。然而，此業務積極的一面包括推出具競爭力的嶄新產品系列、加強特別是香港、中國大陸、新加坡及馬來西亞市場的分銷實力、拓展國際市場、加強宣傳活動；在持續進行市場推廣下「樂爵士」及「先力」將取得更佳的品牌知名度。預期此業務將錄得良好銷售增長。

於二零零三年財政年度，「阿爾派」提供多款具競爭力的創新產品並配置汽車導航、音響及影視功能，顧客對象是較大型的汽車類別。「阿爾派」在導航系統產品上是市場領導者，一旦該有關技術可被應用，相信銷售額會大增。預計該業務二零零三年之銷售額將持續上升。

- **直接銷售**

該業務包括在香港以「買家倉」命名的優惠市場直接出售消費電子及電器產品予大眾顧客。

本年度銷售額較二零零一年財政年度增加近一倍。管理層在本年度對該業務進行重整，並實施一個具成本效益，覆蓋全香港、九龍及新界的連鎖店策略。二零零二年先後於屯門、元朗、北角、旺角、葵興及將軍澳開設6間新店後，「買家倉」成功定位為舉足輕重的零售連鎖店，於香港共設有9間分店。為求突出本公司所提供的商品種類，管理層成功開闢新採購渠道，特意從中國直接進口具競爭力的影音產品。業務模式是根據貨場零售的競爭概念，加上定期促銷及重點產品銷售推廣，務求向客戶提供超值產品。

該策略令業務量不斷增加，及年內採取的其他銷售及市場推廣攻勢，成功為「買家倉」連鎖店確立顧客基礎。雖然零售市場疲弱，對於創新及物有所值的產品仍然具有潛在的顧客需求。「買家倉」已逐漸獲公眾認同為提供超值產品的優惠市場。本年度的業務活動包括大清倉行動、推出「買家倉」萬事達卡以建立顧客忠誠度及歸屬感、分期付款信貸計劃、每月定期推出客戶推廣活動，以及提高「買家倉」的品牌知名度及增強銷售活動。二零零三年財政年度的業務計劃乃因應香港疲弱的零售環境並考慮到市場的激烈競爭而釐定。未來發展計劃將包括改善銷售及存貨制度、適當擴張零售網絡、合併若干零售地點、增加可供選擇的產品類別、提高市場推廣及宣傳力度，並會考慮在本年較後時間增加在中國大陸的銷售點。上述各項將會謹慎推行，冀能藉此提高銷售額並取得成本及資本效益。預期該業務的銷售額將持續增長並帶來盈利貢獻。

- **汽車及汽車配件分銷**

該業務指「法拉利」及「瑪莎拉蒂」兩個專營汽車品牌的推廣、銷售、零件供應及售後服務。本集團是上述兩個譽滿全球的名貴跑車在香港、澳門及中國大陸的獨家總代理。

本年度總銷售額為港幣214,700,000元，較二零零一年財政年度的銷售額下跌11.8%，下跌原因是新車銷量減少。因此，除稅前溢利遠較上年度低。

「法拉利」在全球保持其名貴跑車的地位，需求量遠超供應。「法拉利」全線系列的需求量理想，其中以六月新推出的575 Maranello型號特別受歡迎。該等型號跑車全部在出廠前已訂購一空。新款獨特的超級跑車「Enzo Ferrari」僅向指定客戶出售，該款價值連城但為車迷夢寐以求的名車，全部9部配額(全球僅限量供應399部)於正式付運前均已預售，首5部預期於二零零三年付運。

「瑪莎拉蒂」在香港及大陸的知名度日增，付運量較二零零一年財政年度上升29%。二零零二年推出的多款精彩新型號極受歡迎，其中新款「瑪莎拉蒂」Spyder於二月開始付運予客戶，而新款Coupe亦於二零零二年四月開始付運。全新Cambiocorsa型號備有4.2公升引擎及F1變速器，標誌着「瑪莎拉蒂」又一技術革命。

預料此兩個牌子跑車的系列將會更強，預測二零零三年財政年度的總銷量將會增加。二零零二年香港整體載客轎車汽車市場較二零零一年回落7.5%，加上最新公佈的財政預算案大幅調高首次汽車登記稅，預期該市場於二零零三年勢必進一步受挫。然而，二零零二年中國大陸汽車市場較二零零一年上升61%，預料二零零三年會錄得更大升幅。管理層將加倍集中發展國內汽車業務，二零零三年國內汽車市場的增長將可彌補香港汽車市場的銷量減降。

本年度，「瑪莎拉蒂」的專有汽車展銷廳於北京開幕。全線汽車業務的聘用人數在本年度有所增加，原因是需求上升及在香港及國內擁有「法拉利」及「瑪莎拉蒂」跑車的車主增加，使汽車零件、服務及車身設備業務方面需要聘請更多人手。

大陸市場為該業務締造龐大商機，現已為二零零三年釐定完善計劃，於國內主要策略城市如北京、上海、廣州、深圳及大連開拓及進一步確立銷售及服務業務。現正著手策劃令人振奮的企業計劃，以進一步發展大陸市場，有關計劃將於本年度較後時間公佈。

吾等展望中國大陸市場於未來數年將提供增長迅速及增幅強勁的業務量。管理層預期於短時間內，國內市場因規模龐大及消費力不斷上升，又適逢中國加入世貿後須依例放寬進口限制及減低關稅(此時香港情況

直銷	零售消費電子產品及家用電器
物業投資	投資物業及持作出售物業之租務

有關該等業務之分類資料呈列如下：

二零零二年

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
營業額								
外部銷售收益	178,873	115,509	214,710	63,301	–	–	–	572,393
業務之間銷售收益	3,597	12,410	–	–	–	–	(16,007)	–
營業總額	182,470	127,919	214,710	63,301	–	–	(16,007)	572,393
業務之間銷售收益以當時市場價格入賬。								
業績								
分類業績	10,701	2,453	(270)	(6,127)	(5,129)	–	(390)	1,238
未分類之公司支出								(10,299)
經營虧損								(9,061)
財務費用								(10,481)
出售附屬公司或附屬公司清盤之盈利淨額	–	27,719	–	–	–	–	–	27,719
出售一間聯營公司之盈利	10,892	–	–	–	–	–	–	10,892
應佔聯營公司業績	3,836	(15,469)	–	–	–	83	–	(11,550)
除稅前溢利								7,519
稅項								(1,522)
除稅後溢利								5,997
少數股東權益								12
股東應佔溢利								6,009

二零零一年

	空調產品 港幣千元	影音設備及其他電器產品 港幣千元	汽車及汽車配件 港幣千元	直銷 港幣千元	物業投資 港幣千元	其他 港幣千元	抵銷 港幣千元	綜合賬目 港幣千元
營業額								
外部銷售收益	176,059	112,067	243,378	34,341	–	–	–	565,845
業務之間銷售收益	7,230	4,871	–	326	–	–	(12,427)	–
營業總額	183,289	116,938	243,378	34,667	–	–	(12,427)	565,845
業務之間銷售收益以當時市場價格入賬。								
業績								
分類業績	10,813	(29,588)	5,162	(2,177)	(9,955)	49	(389)	(26,085)
未分類之公司支出								(50,395)
經營虧損								(76,480)
財務費用								(16,923)
商譽之已確認減值虧損	–	–	(2,789)	(670)	–	–	–	(3,459)
出售附屬公司或附屬公司清盤之盈利(虧損)淨額	–	3,419	324	–	–	(974)	–	2,569
應佔聯營公司虧損	812	(4,984)	–	–	–	167	–	(4,005)
除稅前虧損								(98,298)
稅項								(1,689)
除稅後虧損								(99,987)
少數股東權益								479
股東應佔虧損								(99,508)

地區分類

本集團之業務主要分佈於香港、新加坡、馬來西亞、中華人民共和國（香港及澳門以外地區）（「中國」）及澳門。下表按市場地區分析本集團之銷售收益（不論商品／服務之原產地）：

	地區分類之銷售收益		對經營業績之貢獻	
	二零零二年 港幣千元	二零零一年 港幣千元	二零零二年 港幣千元	二零零一年 港幣千元
香港	433,155	437,386	(2,984)	(11,603)
新加坡	54,105	40,315	917	247
馬來西亞	18,423	15,978	1,163	(2,434)
中國	34,087	28,267	(13,533)	(28,220)
澳門	30,440	31,726	1,137	1,386
其他	2,183	12,173	41	(198)
	572,393	565,845	(13,259)	(40,822)
其他經營收入			14,497	14,737
未分類之公司支出			(10,299)	(50,395)
經營虧損			(9,061)	(76,480)

3. **投資收益**

	二零零二年 港幣千元	二零零一年 港幣千元
銀行存款利息收入	42	136
貿易往來及其他應收賬款給予之利息收入	79	12
有牌價證券之股息收入	–	1
無牌價股份之股息收入	267	–
	388	149

4. **經營虧損**

	二零零二年 港幣千元	二零零一年 港幣千元
經營虧損已扣除：		
無形資產攤銷（包括於行政費用內）	–	1,539
核數師酬金	896	936
折舊：		
自置資產	8,441	14,753
融資租賃資產	182	266
證券投資已確認之減值虧損	–	338
出售物業、廠房及設備之虧損	–	7,852
僱員成本，包括董事酬金	65,927	79,237
持有其他投資未變現虧損	111	–
存貨撇減至可變現淨值	578	3,036
並已計入：		
出售物業、廠房及設備之盈利	432	–

業務的固定資產、無形資產及流動資產之列賬增加撇減。

財務狀況

- **現金流量**

此乃量度集團表現的另一重要指標。二零零二年度的現金流量明顯改善，
現金流量改善至流入港幣4,600,000元，二零零一年則流出港幣10,500,000元
及其他應收賬款為港幣59,300,000元，跟去年相同，而貿易及其他應付賬款（包
元，較去年減少港幣17,100,000元（－12.7%）。本集團於嚴緊的現金及信貸
務的現金流出限制於只為港幣4,900,000元。主要為資本開支，而融資業務
元（二零零一年：流出港幣45,200,000元），主要由於年內供股集資所致，是
元（已扣除開支），主要用作償還短期債項及銀行貸款。

- **債務償還、股本重組及供股**

二零零一年度年報載有結算日後事項的詳盡報告及備考資產負債表摘要，
度完成的重大事項，有關事項大幅改善本集團的財務狀況及資產負債表。

1. 供應商賬款融資的債務償還及債務重組安排

本集團與三菱重工株式會社（「三菱重工」）於二零零一年十一月於東
雙方於二零零二年六月二十八日簽訂清償安排契據並於其後完成落實。
首先是於二零零一年十一月的未償債項款額港幣202,900,000元，已透
重工金羚空調器有限公司」（為三菱重工直接控制的合營製造商）的權
元的債項。此舉帶來出售進賬溢利港幣10,900,000元。其次是貸款餘額
元已轉為十五年期長期債項，主要為無抵押貸款（僅以十六層高的香港
利息定為按年利率2.5%計算，該項利息亦為截至二零一二年六月三十
餘額則變為分十（10）個半年期平均償還，於二零一六年十二月三十一

2. 股本重組、供股及紅股發行

於二零零二年二月一日，本公司宣佈股本重組及供股連紅股發行。有
年二月二十日刊發予股東。供股連紅股發行由滙富証券有限公司全數
日刊發供股章程。全部建議已於二零零二年三月十五日舉行的股東特
的影響為截至二零零一年六月三十日資產負債表內的累計虧損已因股
淨額港幣46,800,000元主要用作償還短期債項，餘額用作本集團的額

於二零零二年八月，本公司宣佈另一項股本重組及於二零零二年八月
本重組涉及削減股份溢價賬、註銷累計虧損、股份合併、紅股發行及
次股本重組的理念包括兩方面，首先是截至二零零一年十二月三十一
次股本重組時未能提供經審核賬目，故當時未能處理累計虧損）現已
股發行，以增加每股市值（以便符合香港聯交所考慮的建議）及股份的
債表上呈列更可觀的已發行股本相對儲備結餘（作為股東資金的一部
二年九月十八日舉行的股東特別大會上獲股東批准。

- **流動資金及財務資源**

二零零二年乃本集團的轉捩點，管理層成功落實執行決策，大幅改善本集
債安排後，本集團不再倚賴貿易債權人提供絕大部份資金來源，現在則較
為基礎，配合經營業務產生的內部現金流量，以及短期及長期銀行借貸。

本集團能繼續如期償還其銀行債項及其他負債，而年內的實質銀行貸款及
該等金額為港幣77,100,000元（二零零一年：港幣95,600,000元）。然而，由
客戶採取審慎放債政策，本集團跟香港其他貿易企業一樣，均要在有限的
及融資業務產生的現金主要用作減低債項，該等債項不時令業務活動受到
售遞增而獲利的能力，特別是在貿易旺季時，因而令業務受到限制。銀行借
（二零零一年：32.5%）。

於二零零二年十二月三十一日，現金及銀行存款為港幣14,400,000元（二零
集團截至二零零二年止財政年度的資產負債表錄得正數流動資產淨額，為
流動負債淨額港幣124,800,000元），本年度為自一九九九年十二月三十一日以
有效的流動資產管理對本集團業務運作相當重要，為此，主要管理比率繼
收賬款流轉期平均為21天（二零零一年：23天）；存貨周轉期為81天（二零零
淨值比率為17.3%（二零零一年：78%），負債總淨值比率為61.9%（二零零一

在外滙風險管理政策方面，本集團採用外幣對沖方式，以消除在業務過程
不利的影響。於二零零二年十二月三十一日，未到期履約之銀行期滙合約
一年：港幣17,000,000元）。

本集團於二零零二年十二月三十一日的銀行融資信貸為港幣166,200,000元（二
全部以港元最優惠借貸利率為基礎計息及以本集團資產作抵押。本集團於
或然負債（二零零一年：港幣2,100,000元）。

業務回顧

- **空調產品**

該業務包括日本三菱重工株式會社（「三菱重工」）產品的市場推廣及分銷，
新加坡、澳門（所有產品）及中國大陸市場的獨家代理權。三菱重工為商用
線的空調產品。本集團亦代理及推銷「LG」品牌（韓國「LG Electronics Inc.」）
兩項產品均屬全球知名的品牌。本集團亦向客戶提供售後服務及支援。

於二零零二年本集團首年成為香港及澳門之空調產品總代理，分銷在中國
之空調產品。

銷售予第三者客戶的總金額為港幣178,900,000元，跟二零零一年財政年度錄
售額下跌繼而使該業務的盈利大幅減少乃基於多個理由。

香港經濟低迷，消費信心處於低位，即時未見復蘇跡象。直接影響零售及
展業陷於蕭條。中國大陸市場方面，年內華南及華東若干省份天氣不穩定
的銷售額。再加上中國日漸成為「世界空調生產工廠」，由起初生產低檔次
備，以至如今亦開發商用產品。中國空調生產工廠生產力過剩，迫使國內
產品的價格差異，令進口產品更加難銷。

然而，市場亦有正面發展。三菱重工以極具競爭力的價格為香港市場供應
重工」產品市場佔有率增加，並成為同業的市場領導者。同樣地，「LG」亦
產品。此外，本集團於年內重新籌劃及重整銷售重點。繼於廣東省東莞市
得以統籌於國內市場的銷售、市務、人事、財務及行政業務部門。本集團
並已加強「網絡」開拓。另外，強調拓展項目業務的市場策略亦相當奏效，未
由於中國須遵守世貿規定調低進口產品的關稅，是項措施將可推動「LG」

透過精簡組織、售後服務及倉儲業務，單位成本下降，經營效率因而得以
令營運資金更為善用。雖然市場競爭非常激烈，毛利率及溢利貢獻能保持

展望二零零三年，管理層相信，國內以及各地的空調產品市場均會繼續競
因素及機會。在經濟及消費信心未見回升前，香港市場料會繼續疲弱。中
而，中國生產力過剩，將對價格構成下調壓力，因而影響邊際利潤，家用
貿後，將可提供更有利的貿易環境，包括逐步減低進口關稅及營造更多市
商用產品環節以提高利潤，因該方面競爭相對溫和及中國所生產的同類產

此外，二零零三年「先力」品牌將開始以「格力－先力」品牌與「格力」（中國
成合作聯盟，推出全系列的室內及商用空調產品。聯合品牌產品的市場前
品牌空調產品於國內市場的銷售額穩步增加。產品種類以商用產品為主，
國大陸生產，因此價格極具競爭力。預期二零零三年財政年度此業務將快

有50%權益的中國合營洗衣機製造商入賬特殊虧損港幣9,700,000元，此涉及須就該資產及流動資產之列賬增加撇減。

一重要指標。二零零二年度的現金流量明顯改善，未計營運資金變動前的經營業務幣4,600,000元，二零零一年則流出港幣10,500,000元。營運資金方面，結算日的貿易,300,000元，跟去年相同，而貿易及其他應付賬款(包括應付票據)則為港幣118,000,000100,000元(－12.7%)。本集團於嚴緊的現金及信貸管理下確能有效地運作。投資業為港幣4,900,000元，主要為資本開支，而融資業務的現金流入淨額為港幣35,600,000幣45,200,000元)，主要由於年內供股集資所致，是項供股所得款項為港幣46,800,000用作償還短期債項及銀行貸款。

供股

結算日後事項的詳盡報告及備考資產負債表摘要，當中解說兩項於二零零二財政年事項大幅改善本集團的財務狀況及資產負債表。

債務償還及債務重組安排

株式會社(「三菱重工」)於二零零一年十一月於東京達成的有條件協議，已由訂約月二十八日簽訂清償安排契據並於其後完成落實。是項交易的兩個主要元素如下：年十一月的未償債項款額港幣202,900,000元，已透過出售本集團於聯營公司「三菱限公司」(為三菱重工直接控制的合營製造商)的權益，償還部份為數港幣71,800,000來出售進賬溢利港幣10,900,000元。其次是貸款餘額包括應計利息約港幣132,900,000期債項，主要為無抵押貸款(僅以十六層高的香港和記行大廈其中兩層作為抵押)，.5%計算，該項利息亦為截至二零一二年六月三十日止應付三菱重工的唯一金額，)個半年期平均償還，於二零一六年十二月三十一日全部清償。

紅股發行

一日，本公司宣佈股本重組及供股連紅股發行。有關股本重組的通函已於二零零二股東。供股連紅股發行由滙富証券有限公司全數包銷，並於二零零二年三月十五全部建議已於二零零二年三月十五日舉行的股東特別大會上獲股東批准。該等交易零一年六月三十日資產負債表內的累計虧損已因股本重組而註銷，而供股所得款項元主要用作償還短期債項，餘額用作本集團的額外營運資金。

，本公司宣佈另一項股本重組及於二零零二年八月二十三日刊發通函予股東。此股份溢價賬、註銷累計虧損、股份合併、紅股發行及增加法定股本。於年內進行第二包括兩方面，首先是截至二零零一年十二月三十一日止年度的累計虧損(由於第一是供經審核賬目，故當時未能處理累計虧損)現已註銷。其次是進行股份合併及紅股市值(以便符合香港聯交所考慮的建議)及股份的買賣流通性，並同時在資產負內已發行股本相對儲備結餘(作為股東資金的一部份)比例。該等建議已於二零零行的股東特別大會上獲股東批准。

轉振點，管理層成功落實執行決策，大幅改善本集團的財務及資本狀況。於債務清賴貿易債權人提供絕大部份資金來源，現在則較多採用傳統融資渠道，以其股本產生的內部現金流量，以及短期及長期銀行借貸。

銀行債項及其他負債，而年內的實質銀行貸款及透支狀況再有改善，於結算日，0元(二零零一年：港幣95,600,000元)。然而，由於香港普遍銀行目前繼續對商業本集團跟香港其他貿易企業一樣，均要在有限的整體銀行信貸下經營。經營業務要用作減低債項，該等債項不時令業務活動受到局限及削弱集團內各業務把握銷別是在貿易旺季時，因而令業務受到限制。銀行借貸總額所佔股東資金比率為22.3%

一日，現金及銀行存款為港幣14,400,000元(二零零一年：港幣13,500,000元)。本財政年度的資產負債表錄得正數流動資產淨額，為港幣67,300,000元(二零零一年：,000元)，本年度為自一九九九年十二月三十一日以來首次錄得流動資產淨額盈餘。集團業務運作相當重要，為此，主要管理比率繼續處於理想水平，其中包括：應(二零零一年：23天)；存貨周轉期為81天(二零零一年：74天)；及整體短期負債一年：.78%)，負債總淨值比率為61.9%(二零零一年：107.4%)。

，本集團採用外幣對沖方式，以消除在業務過程中的銷售交易因外滙變動而帶來年十二月三十一日，未到期履約之銀行期滙合約總額為港幣44,000,000元(二零零

月三十一日的銀行融資信貸為港幣166,200,000元(二零零一年：港幣158,700,000元)，率為基礎計息及以本集團資產作抵押。本集團於二零零二年十二月三十一日概無港幣2,100,000元)。

株式會社(「三菱重工」)產品的市場推廣及分銷，本集團對該等產品擁有在香港、及中國大陸市場的獨家代理權。三菱重工為商用組合空調系統及家用市場提供全代理及推銷「LG」品牌(韓國「LG Electronics Inc.」)的全線商用及家用空調產品，品牌。本集團亦向客戶提供售後服務及支援。

成為香港及澳門之空調產品總代理，分銷在中國具領導地位之「格蘭仕」電器品牌

額為港幣178,900,000元，跟二零零一年財政年度錄得的港幣176,100,000元相若。銷盈利大幅減少乃基於多個理由。

處於低位，即時未見復蘇跡象。直接影響零售及項目銷售情況的零售業及物業發市場方面，年內華南及華東若干省份天氣不穩定及洪水為患，打擊當地銷售旺季漸成為「世界空調生產工廠」，由起初生產低檔次家用空調產品，繼而逐步提升技產品。中國空調生產工廠生產力過剩，迫使國內市場價格下跌，進一步拉闊進口產品更加難銷。

。三菱重工以極具競爭力的價格為香港市場供應大量分體式空調產品；使「三菱」、並成為同業的市場領導者。同樣地，「LG」亦繼續提供一應俱全兼價格相宜的內重新籌劃及重整銷售重點。繼於廣東省東莞市設立國內業務總部後，本集團能售、市務、人事、財務及行政業務部門。本集團明白必須與市場維持緊密連繫，外，強調拓展項目業務的市場策略亦相當奏效，未來數年市務活動勢將全速發展。調低進口產品的關稅，是項措施將可推動「LG」及「三菱重工」產品市場發展。

及倉儲業務，單位成本下降，經營效率因而得以改善。存貨及應收賬項改善，亦然市場競爭非常激烈，毛利率及溢利貢獻能保持去年的水平。

相信，國內以及各地的空調產品市場均會繼續競爭激烈。市場將同時存在不明朗費信心未見回升前，香港市場料會繼續疲弱。中國大陸市場需求將穩步增長；然對價格構成下調壓力，因而影響邊際利潤，家用產品將尤其受影響。中國加入世貿易環境，包括逐步減低進口關稅及營造更多市場及營商機會。而本集團將專注、因該方面競爭相對溫和及中國所生產的同類產品種類不多。

品牌將開始以「格力－先力」品牌與「格力」(中國具領導地位的空調產品品牌)組的室內及商用空調產品。聯合品牌產品的市場前景令人鼓舞。與此同時，「先力」的銷售額穩步增加。產品種類以商用產品為主，包括多聯體空調，該等產品於中具競爭力。預期二零零三年財政年度此業務將恢服銷售增長。

吾等展望中國大陸市場於未來數年將提供增長迅速及增幅強勁的業務量。管理層預期於短時間內，國內市場因規模龐大及消費力不斷上升，又適逢中國加入世貿後須依例放寬進口限制及減低關稅(此時香港情況正好相反)，國內市場預期很快趕上香港。

- 新加坡及馬來西亞市場

本集團多年來一直在新加坡及馬來西亞吉隆坡設有市場推廣及分銷業務。該等業務近年已適當調整規模，以維持經常性盈利能力。二零零二年，新加坡業務仍然從事「三菱重工」空調產品及分銷汽車音響產品(以「阿爾派」品牌為主)及家庭音響產品(以「馬蘭士」、「樂爵士」品牌為主)。由於業務重點較傾向本土市場，以及爭取更多汽車音響產品OEM業務的計劃奏效，即使家庭音響市場經歷困難市況之時，仍錄得穩定的銷售額增長，致使新加坡業務欣然重返增長軌道及錄得盈利。總銷售額上升34.2%至港幣54,100,000元(二零零一年：港幣40,300,000元)及溢利亦見理想，而二零零一年則錄得龐大虧損。

馬來西亞方面，於年初時該業務同樣適當地調整規模，並將辦事處遷往吉隆坡外圍的必打靈查亞(Petaling Jaya)藉以減低成本。二零零二年馬來西亞經濟錄得增長。雖然該業務目前僅限於汽車音響產品(「阿爾派」品牌)及家庭影音產品(「馬蘭士」及「樂爵士」品牌)，但仍受惠於市場及產品集中，業務暢旺。二零零二年的銷售額較二零零一年增加15.3%，該業務更錄得理想溢利，而二零零一年則為嚴重虧損。

預料二零零三年新加坡及馬來西亞業務均會增長。

- 合營生產業務
(金羚電器有限公司－「金羚電器」)

金羚電器為江門洗衣機廠與本集團成立之合營企業，合營雙方各自擁有50%權益。該業務從事設計及生產以「金羚」品牌為主的洗衣機，銷售市場為中國，亦作為非洲、拉丁美洲及東南亞客戶的原設備生產商(「OEM」)。

本年度該業務銷售理想，營業額較二零零一年增加15.3%至人民幣484,100,000元，更值得注意的是，出口銷售額較去年增加近30%。出口水平目前已增至佔總銷售33.6%。雖然毛利率比去年增加11.4%，惟該業務錄得頗重虧損，原因是有關中國會計政策及規則已作更改，使該合營企業之無形資產、固定資產及應收賬項須強制提高撥銷，折舊及撥備的水平。為使淨資產符合新中國會計規則規定而作出的撥備總額，令損益賬內須以特殊項目及主要為一筆過的非經常開支項目扣除約人民幣46,200,000元。該合營企業投資視作一間聯營公司處理，其銷售及溢利均無綜合於本集團賬目內，惟溢利或虧損乃按股權會計處理法入賬。因此，基於有關會計政策改變，本年度此特殊開支使該業務錄得嚴重虧損，以致所佔聯營公司業績呈現虧損港幣11,600,000元(二零零一年：虧損港幣4,000,000元)。

人事

於二零零二年年終時，本集團(不包括聯營公司)總員工人數為361人(二零零一年為338人，包括汽車集團僱員)。於去年實施多項痛苦措施如關閉或合併若干業務單位、實施以五十五歲為限的退休計劃，以及削減員工薪酬等，本集團現於更具競爭力的模式下經營，成績有目共睹。

本集團了解員工的重要性，縱使去年及過往幾年實施嚴厲措施，本集團有幸能夠挽留一批忠心耿耿、經驗豐富及盡責的核心員工。在持續改善組織架構下，員工生產力及士氣一直穩步提升。年內管理層成員一直保持穩定及盡忠職守。

展望

在艱難的市場環境下，卻基於上述原因本集團所經營的各項業務及各個市場，二零零二年得以從二零零一年度及過往幾年的嚴重虧損中轉虧為盈；是項改善亦符合二零零二年中期業績公佈的預測。本年度管理層亦完成多項計劃，完成餘下需要處理的重組事項，預期未來數年將不會有持續重大特殊及非經常性項目。然而，該等項目於二零零二年卻帶來整體盈利，錄得股東應佔溢利。誠如本公佈所解釋，資產負債表呈現已獲得妥善處理，使本集團能以明顯穩健財政狀況開展二零零三年業務。於此，管理層亦欣然接獲核數師的無保留意見報告，而過往兩年「有關持續經營基準之基本不確定事項」的提述已予刪除，並符合中期業績公佈之預測，這對支持本集團業務的往來銀行及供應商而言相當重要。

二零零二年乃本集團之轉振點。展望二零零三年，本集團所經營的各項業務前景似較明朗，惟全球經濟狀況及地區政治狀況顯然仍存在不明朗因素，可能在不同方面影響本集團所經營的市場及經濟，以致整體銷售及盈利難預料。本集團歷史悠久，一直珍惜在市場上已建立的名氣及聲譽。本集團是香港、澳門、中國大陸及若干其他東南亞市場的消費產品市場發展及分銷領導者。管理層所採取的各項行動均具成本效益，而各項業務的整頓措施及策略定位均能促進及刺激未來盈利增長。於二零零二年有關供應商債務重組的措施及已完成的股本重組及供股，均大大提升本集團的財政實力，以更積極姿態迎接二零零三年湧現的商機。

買賣或贖回證券

本公司及其附屬公司於本年度概無購回、出售或贖回任何本公司證券。

公佈進一步資料

本公司將會在適當時間於聯交所網頁刊登聯交所證券上市規則附錄16第45(1)至45(3)段規定的所有資料。

承董事會命
執行主席兼行政總裁
李文輝

香港，二零零三年三月二十七日

* *僅供識別*

業績公佈的副本可以於香港之主要辦事處索取：傳真號碼：(852) 2521-7198。
二零零二年度年報及賬目將於二零零三年四月九日或之前寄發給股東。

和記行(集團)有限公司
主要辦事處：新界葵涌青山道585-609號和記行大廈A座十樓
傳真號碼：(852) 2521-7198
網址：http://www.wokeehong.com.hk

股東週年大會通告

茲通告本公司謹訂於二零零三年五月六日(星期二)中午十二時正假座香港新界荃灣荃華街3號九龍悅來酒店30樓粉嶺廳舉行二零零三年度股東週年大會，以進行下列事項：

1. 省覽本公司截至二零零二年十二月三十一日止年度財務報表及董事會與核數師報告。
2. 選舉董事連任及授權董事會釐定董事酬金。
3. 再度聘任德勤•關黃陳方會計師行為核數師及授權董事會釐定其酬金。

承董事會命
公司秘書
吳心瑜

香港，二零零三年三月二十七日

附註：

(1) 凡有權出席上述大會並於會上投票之本公司股東，均有權委任一名或以上代表出席並代其投票。受委代表毋須為本公司股東。

(2) 為確保委託書表格之有效性，該委託書表格必須附有經正式授權之代表親筆簽署或已經公證之授權書，並於股東週年大會或其續會召開前48小時送達本公司位於香港新界葵涌青山道585至609號和記行大廈A座十樓之總辦事處。填妥及交回委託書表格後股東仍可出席大會並於會上投票。

#82-3990



Companies Registry
公司註冊處

Form 表格 **F2**

Change of Address of an Oversea Company
海外公司地址更改通知書

Company Number 公司編號

F 5056

1 **Company Name** 公司名稱

Wo Kee Hong (Holdings) Limited

2 **Country of Incorporation** 成立為法團所在國家

Bermuda

3 **New Principal Place of Business in Hong Kong** 在香港的新主要營業地址

10/F., Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong.

4 **Offices in Place of Incorporation** 在成立為法團所在地的辦事處

(a) New Registered Office (or its equivalent) 新註冊辦事處（或同等辦事處）

N/A

(b) New Principal Place of Business 新主要營業地址

N/A

Signed 簽名 :

(Name 姓名) : (Phyllis Sum Yu NG) Date 日期 : 18 March 2003

~~Director~~ / Secretary ~~/ Manager / Authorized Representative~~ *
董事／秘書／經理／授權代表 *

** Delete whichever does not apply* 請刪去不適用者

Presentor's Name and Address
提交人的姓名及地址

Wo Kee Hong Group
10/F., Block A, Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, New Territories

Attn.: The Company Secretary

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

19/03/2003	00469269
CR No. :	F-005056-
Sh. Form :	F2
13	$20.00
TOTAL(CSH)	$20.00

#82-3990

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

CHANGE OF REGISTERED PLACE OF BUSINESS

The board of the directors of Wo Kee Hong (Holdings) Limited (the "Company") announces that the registered place of business of the Company in Hong Kong will be changed to **10/F., Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong** with effect from 18 March 2003.

By Order of the Board
Phyllis NG
Company Secretary

Hong Kong, 11 March 2003

#82-3990

香港經濟日報 2003年3月12日 星期三 A34



WO KEE HONG (HOLDINGS) LIMITED
和記行（集團）有限公司*

（於百慕達註冊成立之有限公司）

更改註冊營業地點

和記行（集團）有限公司（「本公司」）董事會宣佈將於二零零三年三月十八日起本公司於香港之註冊營業地點變更為香港新界葵涌青山道585至609號和記行大廈A座10字樓。

承董事會命
公司秘書
吳心瑜

香港，二零零三年三月十一日

*僅供識別

#82-3990

03 APR 16 AM 7:21



Wo Kee Hong (Holdings) Limited

(Incorporated in Bermuda with limited liability)

To : Mr. Wing Sum LEE
Mr. Richard Man Fai LEE
Mr. Sammy Chi Chung SUEN
Mr. Jeff Man Bun LEE
Mr. Raymond Cho Min LEE
Mr. Boon Seng TAN
Mdm. Kam Har YUE

c.c. : Mr. Barry John BUTTIFANT

Notice is hereby given that a Meeting of the Directors of the Company will be held at the Board Room, 10/F., Block B, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong on Thursday, 27 March 2003 at 10:30 a.m. for the following purposes:-

AGENDA

1. To approve the draft audited consolidated final results of the Group for the year ended December 31, 2002:-

   (a) To approve the draft press announcement of final results 2002;
   (b) To approve the draft of Annual Report 2002;
   (c) To review the contents of the management letter received from Messrs. Deloitte Touche Tohmatsu;

2. To consider the payment of a final dividend for the year ended December 31, 2002;

3. For the Annual General Meeting,

   (a) to approve the draft Notice of Annual General Meeting;

   (b) to note that Mr. Sammy Chi Chung SUEN and Boon Seng TAN will retire by rotation, but being eligible, will offer themselves for re-election as Directors of the Company at the forthcoming Annual General Meeting; and

   (c) to consider the payment of Directors' fees and remuneration; and

   (d) to note that Messrs. Deloitte Touche Tohmatsu will retire, but being eligible, will offer themselves for re-election at the forthcoming Annual General meeting.

4. For the Special General Meeting,

   (a) to consider a Bonus Issue be made to shareholders on the basis of 1 bonus share for every 10 shares held;

   (b) to approve the draft of explanatory statements relating to the General Mandates to issue and repurchase shares of the Company;

   (c) to authorise the convening of a Special General Meeting for approval of the General Mandates to directors to issue and repurchase shares of the Company;

5. To review the Group's Management Plan to December 31, 2003;

6. To endorse the adoption of new Terms of Reference of the Audit Committee;

7. To note the list of documents under seal approved for the period from 1 July 2003 to 31 December 2003;

8. To review the Board composition; and

9. To transaction any other business.

Dated this the 25th day of March, 2003.



Phyllis Sum Yu NG
Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited ("the Stock Exchange") takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

BONUS SHARE ISSUE

and

GENERAL MANDATES TO REPURCHASE AND ISSUE SHARES

A notice convening a special general meeting of WO KEE HONG (HOLDINGS) LIMITED to be held at Fanling Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong at 12:15 p.m. on Tuesday, 6 May 2003 or immediately after the closing of the annual general meeting to be held at 12:00 noon on the same day and place is set out on pages 10 to 14 of this circular. Whether or not you are able to attend the meeting in person, please complete the enclosed proxy form in accordance with the instructions printed thereof and return it to the principal office of the Company at 10/F., Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong as soon as practicable and in any event not later than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

31 March 2003

EXPECTED TIMETABLE

Registers of Members Close (both days inclusive)

From .... Tuesday, 29 April 2003
To .... Tuesday, 6 May 2003

Record Date for entitlement to the Bonus Share Issue .... Tuesday, 6 May 2003

Special General Meeting to be held on .... Tuesday, 6 May 2003 at 12:15 p.m.
(or immediately after the closing of the Annual General
Meeting to be held at 12:00 noon, on 6 May 2003)

Despatch of definitive certificates for Bonus Shares .... On or before Friday, 9 May 2003

Date of Commencement of Dealing in Bonus Shares .... Monday, 12 May 2003



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

Executive Directors:
Wing Sum LEE *(Honorary Chairman)*
Richard Man Fai LEE
(Executive Chairman & Chief Executive Officer)
Jeff Man Bun LEE
Sammy Chi Chung SUEN

Non-executive Director:
Kam Har YUE

Independent Non-executive Directors:
Boon Seng TAN
Raymond Cho Min LEE

Registered office:
Cedar House,
41 Cedar Avenue,
Hamilton HM12,
Bermuda.

Principal office in Hong Kong:
10th Floor, Block A,
Wo Kee Hong Building,
585-609 Castle Peak Road,
Kwai Chung, New Territories,
Hong Kong.

31 March 2003

To the Shareholders of
Wo Kee Hong (Holdings) Limited ("the Company")

Dear Sir or Madam,

BONUS SHARE ISSUE

Referring to the final results announcement of the Company on 27 March 2003, the Directors of the Company ("Directors") have resolved to recommend to the shareholders of the Company ("Shareholders") for consideration and approval at the special general meeting to be held at 12:15 p.m. or immediately after the closing of the annual general meeting at 12:00 noon at Fanling Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on 6 May 2003 ("Special General Meeting") bonus share issue of one (1) new share to be issued and allotted and credited as fully paid to the Shareholders for every ten (10) shares ("Bonus Shares") held at the close of business on Tuesday, 6 May 2003 subject to the conditions set out below and subject to special arrangements in relation to Overseas Shareholders ("Bonus Share Issue").

Reason For Bonus Share Issue

The Directors do not recommend a final dividend for the year ended 31 December 2002 having a prudent regard for the need to preserve cash for the growing working capital needs of the Group. However, given the return to profitability; given the significantly improved balance sheet position and given the significant reserves available to the Group in proportion to the ordinary share capital base, the Directors are pleased to recommend the Bonus Share Issue.

The Bonus Shares to be Issued

No fractional shares shall be allotted and distributed as aforesaid and shares representing fractional entitlements will be aggregated and issued to a nominee to be named by the Directors and such shares shall at such time as the nominee thinks fit be sold and the net proceeds shall be retained for the benefit of the Company. The Bonus Shares will rank pari passu in all other respects with the existing issued shares of the Company except that they will not rank for the Bonus Share Issue.

Overseas Shareholders

The documents to be issued in connection with the Bonus Share Issue will not be registered or filed under any applicable securities legislation of any jurisdiction other than Bermuda and Hong Kong. Shareholders whose registered addresses are outside Hong Kong ("Overseas Shareholders") will not be entitled to the Bonus Shares. No Bonus Shares will be issued to the Overseas Shareholders as it may contravene relevant securities regulations in that Shareholder's country of residence. Special arrangement would be applied to the Overseas Shareholders. The Bonus Shares, which would have been issued to the Overseas Shareholders, would be sold in the market as soon as possible if a premium (net of expenses) can be obtained. The net proceeds of sale, after deducting all the necessary expenses, will be distributed in Hong Kong Dollars pro rata to the Overseas Shareholders and remittances thereof will be posted to them, at their own risk, unless the amount falling to be distributed to any Overseas Shareholder is less than HK$100, in which case such amount will be retained for the benefit of the Company.

Conditions of the Issue of Bonus Shares

The issue of the Bonus Shares is conditional upon:

(a) the passing of an ordinary resolution at the Special General Meeting approving the Bonus Share Issue;

(b) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, such Bonus Shares to be issued by the Company.

Closure of Registers of Members

The registers of members of the Company will be closed from 29 April 2003 to 6 May 2003 both days inclusive, during which period no transfer of shares will be registered. **In order to qualify for the Bonus Share Issue, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch share registrar in Hong Kong, Standard Registrars Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration by not later than 4:00 p.m. on Monday, 28 April 2003.**

Stock Exchange Listing and Share Certificate

Application will be made to the Listing Committee of the Stock Exchange for the listing of and permission to deal in the Bonus Shares falling to be issued by the Company pursuant to the Bonus Share Issue.

Subject to the granting of listing of, and permission to deal in, the Bonus Shares on the Stock Exchange, the Bonus Shares will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited ("HKSCC") for deposit, clearance and settlement in the Central Clearing & Settlement System established by HKSCC ("CCASS") with effect from the commencement dates of dealings in the Bonus Shares on the Stock Exchange or such other dates as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

The issued shares are listed and dealt in on the Stock Exchange. Save as disclosed herein, no equity or debt securities of the Company are listed or dealt in on any other stock exchange nor is listing or permission to deal in such securities on any other stock exchange is being or proposed to be sought. The board lot size of the Shares (as defined below) for trading on the Stock Exchange will remain at 2,000 shares. It is expected that share certificates in respect of Bonus Shares will be posted to Shareholders whose registered addresses as appeared on the registers of members of the Company are in Hong Kong at the date of close of business on Tuesday, 6 May 2003 at their own risk on or before 9 May 2003. On this basis, dealings in the Bonus Shares are expected to commence on 12 May 2003.

GENERAL MANDATE TO REPURCHASE SHARE

An ordinary resolution as Resolution No. 3 will be proposed at the Special General Meeting for granting to the Directors during the Relevant Period (as defined below) of a general mandate to repurchase ordinary shares of HK$0.10 each in the capital of the Company ("Shares") up to a maximum of 10 per cent. of the issued and fully paid Shares of the Company at the date of passing such resolution as enlarged by the issue of the Bonus Shares (the "Share Repurchase Mandate"), since the current general mandate granted to the Directors at the

special general meeting of the Company held on 30 May 2002 will expire at the annual general meeting to be held on 6 May 2003. A summary of provisions of the Rules Governing the Listing of Securities on the Stock Exchange ("the Listing Rules") relating to the repurchase of Shares and the explanatory statement required to be sent to the Shareholders in connection with the proposed share repurchase resolution under the Listing Rules are set out in the appendix to this circular.

GENERAL MANDATE TO ISSUE SHARE

At the Special General Meeting, Ordinary Resolutions Nos. 2 and 4 set out in the notice convening the Special General Meeting will also be proposed to the Shareholders for the granting to the Directors of (i) a general mandate to issue a number of Shares up to a limit equal to 20 per cent. of the issued Shares of the Company at the date of passing the resolution and the Shares which may be issued pursuant to the issue of the Bonus Shares; and (ii) a general mandate to issue a number of Shares equal to the number of Shares repurchased pursuant to the general mandate referred in the above paragraph of this circular.

A form of proxy for use at the Special General Meeting is enclosed with this circular. To be valid, the form of proxy must be completed in accordance with the instructions printed thereon and deposited, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of that power of attorney or authority at the Company's principal office at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting. Completion and delivery of the form of proxy will not prevent you from attending and voting at the Special General Meeting.

The Directors consider that the proposed general mandates are in the interests of the Company and the Shareholders and recommend that the Shareholders vote in favour of the resolutions.

Yours faithfully,
By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Richard Man Fai LEE
Executive Chairman and Chief Executive Officer

Notes:

For the purposes of this circular, "Relevant Period" means the period from the date of passing of the resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company and the Companies Act 1981 of Bermuda to be held; and

(iii) the revocation or variation of the resolution by an ordinary resolution of the shareholders in general meeting.

This Appendix serves as an explanatory statement as required by the Listing Rules to provide the requisite information to you for your consideration of the proposal to permit the granting of the general mandates given to the Directors to repurchase Shares.

1. LISTING RULES RELATING TO THE REPURCHASE OF SHARES

The Listing Rules permit companies whose primary listing is on the Stock Exchange to repurchase their shares on the Stock Exchange subject to certain restrictions, the more important of which are summarized below. The Company is empowered by its Memorandum of Association and Bye-Laws to repurchase its own Shares.

Source of funds

Repurchase must be funded out of funds which are legally available for the purpose and in accordance with the Memorandum of Association and Bye-Laws and the Companies Act of Bermuda. Under the Listing Rules, the Company shall not repurchase its Shares on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange from time to time. Under the Companies Act, a company may only repurchase its Shares out of capital paid up on the Shares to be repurchased or out of the funds of the Company which would otherwise be available for dividend or distribution or out of the funds of the Company which would otherwise be available for dividend or distribution or out of the proceeds of a fresh issue of Shares made for the purpose. Any amount of premium payable on a repurchase over the par value of the Shares may be only effected out of funds of the Company which would otherwise be available for dividend or distribution or out of the Company's share premium account.

Connected parties

The Listing Rules prohibit a company from knowingly purchasing shares on the Stock Exchange from a "connected person", that is, a director, chief executive or substantial shareholder of the Company or their associates (as defined in the Listing Rules) and a connected person is prohibited from knowingly selling his shares to the Company.

2. EXERCISE OF THE REPURCHASE MANDATES

As at the Latest Practicable Date, the issued share capital of the Company comprised 774,879,138 Shares of HK$0.10 each. Exercise in full of the Share Repurchase Mandates could therefore result in up to 77,487,913 shares (being 10% of the total share in issue at the date of the passing of the resolution to approve the Share Repurchase Mandate) being repurchased by the Company during the period up to (i) the conclusion of the next general meeting of the Company; or (ii) the revocation or variation of the Share Repurchase Mandate by ordinary resolution of the Company in general meeting, whichever occurs first.

Subject to the passing of the repurchase resolution and on the basis that no Shares are issued or repurchased by the Company prior to the annual general meeting, the Company will be allowed under the Share Repurchase Mandate to repurchase a maximum of 77,487,913 Shares of HK$0.10 each.

3. REASONS FOR REPURCHASES

The Directors believes that the flexibility afforded by the proposal for them to be granted the Share Repurchase Mandate would be beneficial to the Company and its shareholders. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or its earnings per Share.

4. FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purposes in accordance with its Memorandum of Association and Bye-Laws and the applicable laws of Bermuda.

5. GENERAL

The Directors have no present intention to repurchase any shares and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interest of the Company. An exercise of the Repurchase Mandate in full could have a material adverse impact on the working capital and gearing position of the Company compared with that as at 31 December 2002, being the date of its last audited accounts. However, the Directors do not propose to exercise the Share Repurchase Mandate to such an extent as would in the circumstances, have a material adverse effect on the working capital requirements or the gearing levels of the Company at the time of the relevant repurchases unless the Directors determined that such repurchases were, taking account of all relevant factors, for the interest of the Company and its shareholders.

6. UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to Share Repurchase Mandate in accordance with the Listing Rules, the laws of Hong Kong and all applicable laws of Bermuda and in accordance with the regulations set out in the Memorandum of Association and Bye-Laws of the Company.

To the best of their knowledge and having made all reasonable enquiries, none of the Directors or any of their associates currently intend to sell any Shares to the Company or its subsidiaries.

As at 31 March 2003, being the Latest Practicable Date, to the best knowledge of the directors of the Company, no connected person of the Company has notified the Company that he has a present intention to sell any Shares to the Company nor has any such connected person undertaken not to sell any of the Shares held by him to the Company in the event that the ordinary resolution relating to the granting of the general mandates is passed.

7. TAKEOVER CODE

If a shareholder's proportionate interest in the voting capital of the Company increases as a result of a repurchase of Shares, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the "Code").

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, the following substantial shareholders have direct or indirect interest in 10% or more of the issued share capital of the Company:

Shareholder	Approximate Personal Interests	Approximate Family Interests	Approximate Corporate Interests *(Note 1)*	Approximate Total
Mr. Richard Man Fai LEE	1.51%	0.30%	52.85%	54.66%
Mr. Jeff Man Bun LEE	0.21%	Nil	53.50% *(Note 2)*	53.71%
Ms. Kam Har YUE	1.51%	Nil	52.85%	54.36%

Note 1: 409,557,940 shares being 52.85% of the total issued capital shares are held under Modern Orbit Limited which is wholly owned by Cyber Tower Inc. as trustee of the Wing Sum LEE Unit Trust. 99% of all the units are being held by a Discretionary Trust of which Mr. Richard Man Fai LEE, Mr. Jeff Man Bun LEE and Ms. Kam Har YUE are the beneficiaries whereas 1% of all the units are held by Skylink International Asset Corporation, a company incorporated in British Virgin Islands, of which Mr. Richard Man Fai LEE, Mr. Jeff Man Bun LEE and Ms. Kam Har YUE are the shareholders.

Note 2: 5,054,962 shares being 0.65% of the total issued capital shares are owned by Fisherman Enterprises Inc., a company the entire issued share capital of which is owned by Mr. Jeff Man Bun LEE.

In the event that the Directors should exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the resolution, the percentage shareholdings of the above substantial shareholders in the Company would be as follows:

Shareholder	Approximate Personal Interests	Approximate Family Interests	Approximate Corporate Interests	Approximate Total
Mr. Richard Man Fai LEE	1.68%	0.30%	58.73%	60.71%
Mr. Jeff Man Bun LEE	0.24%	Nil	59.45%	59.69%
Ms. Kam Har YUE	1.68%	Nil	58.73%	60.41%

Since Mr. Richard Man Fai LEE, Mr. Jeff Man Bun LEE and Ms. Kam Har YUE have already had interest over 50% of the existing issued share capital of the Company, the Directors believe that such an increase may not give rise to an obligation to make a mandatory offer under Rule 26 and 32 of the Code.

Furthermore, such an increase would not result in the aggregate amount of the share capital of the Company in public hands being reduced to less than 25% and would also not give rise to an obligation to make a mandatory offer in accordance with Rule 26 and 32 of the Code.

8. SHARE PURCHASE MADE BY THE COMPANY

No securities have been repurchased by the Company or any of its subsidiaries during the last six months.

9. SHARE PRICES

The highest and lowest prices at which the Shares traded on the Stock Exchange in each of the previous twelve months since the date of listing and before the printing of this circular are as follows:

	Price per Share	
	Highest	**Lowest**
	HK$	*HK$*
2002		
April	0.115*	0.065*
May	0.182*	0.075*
June	0.139*	0.094*
July	0.108*	0.041*
August	0.089*	0.032*
September	0.130	0.056*
October	0.200	0.056
November	0.078	0.038
December	0.059	0.035
2003		
January	0.062	0.040
February	0.070	0.036
March	0.065	0.038

* Adjusted with the effect of consolidating 10 shares of HK$0.01 each in the capital of the Company into 1 share of HK$0.10 on 19 September 2002

10. SHAREHOLDERS' APPROVAL

The Listing Rules provide that all proposed repurchases of securities by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of general mandate or by specific approval of a particular transaction.



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a special general meeting of WO KEE HONG (HOLDINGS) LIMITED ("Company") will be held at Fanling Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on 6 May 2003, Tuesday at 12:15 p.m., or immediately after the closing of the annual general meeting to be held at 12:00 noon on the same day and place or any adjournment thereof, for the purposes of considering and, if thought fit, passing, with or without modification, the following ordinary resolutions of the Company:

1. "THAT conditional on the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting or agreeing to grant listing of and permission to deal in the Bonus Shares (as hereinafter defined):–

   (A) upon the recommendation of the directors of the Company, the necessary sum be capitalised from the amount standing to the credit of the contributed surplus account of the Company and the directors of the Company be and are hereby authorised to apply such sum in paying up in full at par sufficient shares of HK$0.10 each in the capital of the Company ("Bonus Shares") to be allotted, issued and distributed, credited as fully paid, to and amongst the persons whose names appear on the registers of members of the Company as at the close of business on 6 May 2003 (the "Record Date") as holders of shares of HK$0.10 each in the capital of the Company, other than those members whose addresses as shown on the registers of members of the Company on the Record Date are outside Hong Kong ("Overseas Shareholders"), on the basis of one Bonus Share for every ten existing shares of HK$0.10 each in the capital of the Company then held by them respectively, provided that arrangements will be made for the Bonus Shares which would otherwise have been allotted and issued to the Overseas Shareholders to be sold in the market as soon as practicable after dealings commence, if a premium (net of expenses) can be obtained; the proceeds of such sales, after deducting all necessary expenses, will be distributed to Overseas Shareholders on a pro rata basis and be sent to them, at their own risk, in Hong Kong Dollars as soon as practicable, unless the amount falling to be distributed to any Overseas Shareholder is less than HK$100, in which case such amount will be retained for the benefit of the Company;

(B) the shares to be issued pursuant to this resolution shall, subject to the Memorandum of Association and Bye-laws of the Company, rank pari passu in all respects with the existing issued shares of HK$0.10 each in the capital of the Company, except that they will not rank for the bonus issue of shares mentioned in this resolution;

(C) no fractional shares shall be allotted and distributed as aforesaid, but shares representing fractional entitlements shall be aggregated and issued to a nominee to be named by the directors of the Company and such shares shall at such time as the nominee thinks fit be sold and the net proceeds shall be retained for the benefit of the Company; and

(D) the directors of the Company be and are hereby authorised to do all acts and things as may be necessary and expedient in connection with the allotment and issue of the Bonus Shares, including but not limited to determining the amount to be capitalised out of the contributed surplus account, the number of unissued shares to be allotted and distributed in the manner referred to in paragraph (A) of this resolution and the allotment and issue of the Bonus Shares."

2. "**THAT**:-

(A) subject to paragraph (C) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with any unissued shares in the capital of the Company and to make or grant offers, agreements and/or options which may require the exercise of such powers be and is hereby generally and unconditionally approved;

(B) the approval in paragraph (A) above shall be in addition to any other authorisation given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and/or options which may require the exercise of such power after the end of the Relevant Period;

(C) the aggregate nominal amount of unissued shares in the capital of the Company which may be allotted, issued or otherwise dealt with by the Directors during the Relevant Period pursuant to paragraph (A) above shall not exceed the aggregate of 20% of the aggregate of (1) the nominal amount of shares in the capital of the Company in issue at the date of passing this Resolution and (2) the nominal amount of the share capital which may be issued pursuant to the issue of the Bonus Shares referred to in Ordinary Resolution No.1 set out in the notice convening this meeting if that resolution has been passed.

(D) for the purpose of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(1) the conclusion of the next annual general meeting of the Company;

(2) the expiration of the period within which the next annual general meeting of the Company is required by law or the bye-laws of the Company to be held; or

(3) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting."

3. "THAT:–

(A) subject to paragraph (B) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of the Company on the Stock Exchange or on any other stock exchange on which the shares may be listed and recognised for this purpose by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases and, subject to and in accordance with all applicable laws and the Rules Governing the Listing of Securities on the Stock Exchange, be and is hereby generally and unconditionally approved;

(B) the aggregate nominal amount of Shares which may be repurchased pursuant to the approval in paragraph (A) above shall not exceed 10% of the aggregate of (1) the nominal amount of the share capital of the Company in issue at the date of passing of this Resolution and (2) the nominal amount of the share capital which may be issued pursuant to the issue of the Bonus Shares referred to in Ordinary Resolution No.1 set out in the notice convening this meeting if that resolution has been passed, and the said approval shall be limited accordingly;

(C) subject to the passing of each of the paragraphs (A) and (B) of this Resolution, any prior approvals of the kind referred to in paragraphs (A) and (B) of this Resolution which had been granted to the Directors and which are still in effect be and are hereby revoked; and

(D) for the purpose of this Resolution:–

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

(1) the conclusion of the next annual general meeting of the Company;

(2) the expiration of the period within which the next annual general meeting of the Company is required by law or the bye-laws of the Company to be held; or

(3) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting."

4. "THAT conditional upon the passing of the Ordinary Resolutions Nos. 2 and 3 as set out in the notice of this meeting, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and otherwise deal with additional shares of the Company pursuant to the Ordinary Resolution No. 2 set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution No. 3 above, provided that such amount shall not exceed 10% of the aggregate of (1) the nominal amount of the share capital of the Company in issue at the date of passing of this Resolution and (2) the nominal amount of the share capital of the Company which may be issued pursuant to the issue of the Bonus Shares referred to in Ordinary Resolution No.1 set out in the notice convening this meeting if that resolution has been passed."

By order of the Board
WO KEE HONG (HOLDINGS) LIMITED
Phyllis Ng
Company Secretary

Hong Kong, 27 March 2003

NOTICE OF SPECIAL GENERAL MEETING

Registered office:
Cedar House,
41 Cedar Avenue,
Hamilton HM 12,
Bermuda.

Principal office in Hong Kong:
10/F, Block A, Wo Kee Hong Building,
585-609 Castle Peak Road,
Kwai Chung, New Territories,
Hong Kong.

Notes:–

1. A shareholder entitled to attend and vote at the above meeting may appoint another person as his proxy to attend and to vote in his stead. A proxy need not be a shareholder of the Company. A member who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion.

2. Where there are joint registered holders of any Share, any one such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.

   In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the principal office of the Company, at 10/F, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

3. The delivering of an instrument appointing a proxy shall not preclude a member of the Company from attending and voting in person at the meeting or on the poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

4. A form of proxy for use in connection with the special general meeting is enclosed.

註冊辦事處：

Cedar House

41 Cedar Avenue

Hamilton HM 12

Bermuda

香港主要辦事處：

香港

新界葵涌

青山道585-609號

和記行大廈A座10樓

附註：

1. 凡有權出席上述大會並在會上投票之股東，均可委任他人為受委代表，代其出席及投票。受委代表毋須為本公司股東。持有兩股或以上股份之股東可委任一位以上之受委代表出席上述大會。

2. 如屬聯名股份持有人，則任何一位該等持有人均可親身或委派代表於大會上以該等股份投票，猶如彼為唯一有權投票者，但如超過一位聯名持有人親身或委派代表出席大會，則只有上述出席並於股東名冊內排名首位之股東才可獲有關投票權。

   按照印列指示填妥及簽署之代表委任表格連同經簽署人簽署之授權書或其他授權文件（如有）或經公證人簽署證明之授權書或授權文件副本，最遲須於大會或其任何續會指定舉行時間四十八小時前送達本公司之主要辦事處，地址為香港新界葵涌青山道585-609號和記行大廈A座10樓，方為有效。

3. 遞交代表委任文據後，本公司股東仍可親自出席大會或於投票表決時投票，而在此情況下，該代表委任文據將視作撤銷。

4. 隨函附奉適用於股東特別大會之代表委任表格。

(D) 就本決議案而言：

「有關期間」指本決議案獲通過之日起至下列最早日期止之期間：

(1) 本公司下屆股東週年大會結束時；

(2) 按照法例或本公司之公司細則規定，本公司下屆股東週年大會須予舉行期限屆滿之日；或

(3) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案給予之授權。」

4. 「**動議**待本大會通告所載第2及3項普通決議案獲通過後，擴大授予董事以行使本公司之一切權利以配發、發行及根據本大會通告所載第2項普通決議案以其他方式處置本公司額外股份之一般授權，於董事根據該項一般授權可予配發之本公司股本總面值中加入相當於本公司根據上文第3項普通決議而獲授之權力購回之本公司股本總面值之數目，惟該數目不得超過(1)本公司於本決議案獲通過之日已發行股本面值及(2)根據本大會通告所載第1項普通決議案所述紅股發行（倘該決議案獲通過）而可發行之股本面值之總和10%。」

承董事會命
和記行（集團）有限公司
公司秘書
吳心瑜

香港，二零零三年三月二十七日

(D) 就本決議案而言：

「有關期間」指本決議案獲通過之日起至下列最早日期止之期間：

(1) 本公司下屆股東週年大會結束時；

(2) 按照法例或本公司之公司細則規定，本公司下屆股東週年大會須予舉行期限屆滿之日；或

(3) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案給予之授權。」

3. 「**動議**：

(A) 在下文(B)段之規限下，一般及無條件批准董事於有關期間（定義見下文）行使本公司一切權力以於聯交所或於股份可上市之任何其他證券交易所或就此而言證券及期貨事務監察委員會及聯交所根據香港股份購回守則以及根據及按照所有適用法例及聯交所證券上市規則而獲認可之任何其他證券交易所購回本公司股份；

(B) 根據上文(A)段之批准可予購回之股份總面值合共不得超過(1)本公司於本決議案獲通過之日已發行股本面值及(2)根據本大會通告所載第1項普通決議案所述紅股發行（倘該決議案獲通過）而可發行之股本面值之總和10%，而上述批准亦將受此限；

(C) 待本決議案(A)及(B)段分別獲通過後，先前任何授予董事本決議案(A)及(B)段所述同類型而至今仍有效之批准均予以撤銷；及

(B) 根據本公司之公司組織章程大綱及公司細則，按本決議案將予發行之股份將在各方面與本公司股本中每股面值港幣0.10元之現有已發行股份享有同等權益，惟該等股份之持有人將無權參與本決議案所述紅股發行；

(C) 如前所述股份之零碎股份將不會配發及分派，惟代表零碎配額之股份將彙集及發行予將由本公司董事提名之代名人，而該等股份將於代名人酌情認為適當之時間出售及所得款項淨額撥歸本公司所有；及

(D) 授權本公司董事作出就配發及發行紅股而言屬必須及適宜之一切行動及事情，包括但不限於釐定將予撥充作資本之繳入盈餘賬款、按本決議案(A)段所述形式將予配發及分派之未發行股份數目，以及配發及發行紅股。」

2. 「**動議**：

(A) 在下文(C)段之規限下，一般及無條件批准董事於有關期間（定義見下文）行使本公司之一切權力以配發、發行或以其他方式處置本公司股本中任何未發行股份，以及作出或授予可能須行使該等權力之建議、協議及／或購股權；

(B) 上文(A)段之批准乃另加於任何其他給予董事之授權之外，並授權董事於有關期間作出或授予可能須於有關期間完結後行使該等權力之建議、協議及／或購股權；

(C) 董事根據上文(A)段於有關期間配發、發行或以其他方式處置之本公司股本中未發行股份之總面值合共不得超過(1)本公司於本決議案獲通過之日已發行股本面值及(2)根據本大會通告所載第1項普通決議案所述紅股發行（倘該決議案獲通過）而可發行之股本面值之總和20%。



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司 *

(於百慕達註冊成立之有限公司)

股東特別大會通告

茲通告和記行(集團)有限公司(「本公司」)謹訂於二零零三年五月六日(星期二)下午十二時十五分或緊隨於同日中午十二時正舉行之股東週年大會或其任何續會結束後假座香港新界荃灣荃華街3號九龍悅來酒店30樓粉嶺廳舉行股東特別大會,藉以考慮並酌情通過(在經修訂或毋須修訂之情況下)下列本公司之普通決議案:

1. 「**動議**待香港聯合交易所有限公司(「聯交所」)上市委員會批准或同意批准紅股(定義見下文)上市及買賣後:

   (A) 根據本公司董事推薦建議,將本公司繳入盈餘賬之結餘中所需金額撥充作資本,以及授權本公司董事動用該筆款項按面值繳足足夠數目之本公司股本中每股面值港幣0.10元之股份(「紅股」),以入賬列作繳足方式配發、發行及分派予二零零三年五月六日(「記錄日期」)營業時間結束時名列本公司股東名冊作為本公司股本中每股面值港幣0.10元股份持有人之人士,惟不包括該等在記錄日期於股東名冊所示地址位於香港以外地方之股東(「海外股東」),基準為股東於當時每持有十股本公司股本中每股面值港幣0.10元之現有股份獲發一股紅股,惟倘取得溢價(扣除費用後),本公司將作出安排使原應配發及發行予海外股東之紅股在實際可行情況下於買賣開始後盡快於市場出售;出售該等紅股之所得款項(扣除一切所需費用後)將按比例以港元分派予海外股東,而有關款項將盡快郵寄予彼等,郵誤風險概由彼等承擔,倘將分派予任何海外股東之款額少於港幣100元,在該情況下,有關款項將撥歸本公司所有;

* *僅供識別*

9. 股價

自上市日及於刊發本通函前十二個月以來，股份每月在聯交所之最高及最低成交價如下：

	每股股份價格	
	最高	最低
	港幣元	*港幣元*
二零零二年		
四月	0.115*	0.065*
五月	0.182*	0.075*
六月	0.139*	0.094*
七月	0.108*	0.041*
八月	0.089*	0.032*
九月	0.130	0.056*
十月	0.200	0.056
十一月	0.078	0.038
十二月	0.059	0.035
二零零三年		
一月	0.062	0.040
二月	0.070	0.036
三月	0.065	0.038

* 已根據於二零零二年九月十九日進行之股份合併作出調整，合併基準為每10股本公司股本中每股面值港幣0.01元之股份合併為1股面值港幣0.10元之股份。

10. 股東批准

上市規則規定，以聯交所為主要上市場所之公司所有購回證券之建議必須事先經普通決議案通過（以一般授權之方式或就個別交易予以特定批准）。

倘董事須全面行使根據決議案建議授出之權力購回股份，上述主要股東於本公司之股權比例將如下：

股東	概約個人權益	概約家族權益	概約公司權益	概約總計
李文輝先生	1.68%	0.30%	58.73%	60.71%
李文彬先生	0.24%	無	59.45%	59.69%
余金霞女士	1.68%	無	58.73%	60.41%

由於李文輝先生、李文彬先生及余金霞女士均已擁有本公司現有已發行股本50%以上權益，董事認為有關增加不會引致本公司須根據守則第26及32條之規定作出強制性收購建議。

此外，有關增加將不會導致公眾持有之本公司已發行股本總額減至少於25%，亦不會引致須根據守則第26及32條之規定作出強制性收購建議。

8. 本公司進行之股份購回

於最近六個月期間，本公司或其任何附屬公司並無購回任何證券。

就董事所知及經作出一切合理查詢後，各董事或任何彼等各自之聯繫人士目前無意向本公司或其附屬公司出售任何股份。

截至二零零三年三月三十一日，即最後實際可行日期，據本公司董事所深知，並無本公司之關連人士通知本公司其有意出售本公司股份，亦無任何關連人士承諾倘若有關授出一般授權之普通決議案獲通過，不會向本公司出售其所持之任何股份。

7. 收購守則

倘若一名股東因購回股份而導致其於本公司附有投票權之股本中權益之比例增加，該增加就香港公司收購及合併守則(「守則」)而言，則當作一項收購。

截至最後實際可行日期，就董事所知及確信，下列主要股東直接或間接擁有本公司已發行股本10%或以上之權益：

股東	概約 個人權益	概約 家族權益	概約 公司權益 *(附註1)*	概約總計
李文輝先生	1.51%	0.30%	52.85%	54.66%
李文彬先生	0.21%	無	53.50% *(附註2)*	53.71%
余金霞女士	1.51%	無	52.85%	54.36%

附註1： 該409,557,940股股份(佔全部已發行股本52.85%)由Modern Orbit Limited作為Wing Sum LEE Unit Trust之受託人而持有，Modern Orbit Limited由Cyber Tower Inc.全資擁有。該信託全部單位之99%均由一項以李文輝先生、李文彬先生及余金霞女士為受益人之全權信託持有，其餘1%之全部單位則由一間於英屬處女群島註冊成立之公司Skylink International Asset Corporation持有，李文輝先生、李文彬先生及余金霞女士為該公司股東。

附註2： 該5,054,962股股份(佔全部已發行股本0.65%)由Fisherman Enterprises Inc.擁有，Fisherman Enterprises Inc.之全部已發行股本由李文彬先生擁有。

待購回之決議案獲通過後，並假設在召開股東週年大會前本公司並無發行或購回任何股份，則根據股份購回授權，本公司獲准購回最多77,487,913股每股港幣0.10元之股份。

3. 購回之理由

董事認為，有關建議對於授出股份購回授權所提供之靈活性將符合本公司及其股東之利益。視乎當時之市況及資金安排，該等購回可能會提升本公司之資產淨值及／或每股股份之盈利。

4. 進行購回之資金

購回股份時，本公司只可動用根據其組織章程大綱及公司細則及百慕達適用法例准許作此用途之資金。

5. 一般事項

董事目前無意購回任何股份及僅於彼等認為購回證券將符合本公司最佳利益之情況下，方會行使權力購回證券。全數行使購回授權，可能對本公司之營運資金或資本負債狀況造成重大不良影響（與二零零二年十二月三十一日（即其最新公佈經審核賬目之結算日）比較）。然而，董事不擬於可能對本公司之營運資金需要或於有關購回當時之資本負債水平造成重大不良影響之情況下行使股份購回授權，惟董事經考慮所有相關因素後確定該等購回將符合本公司及其股東之利益，則作別論。

6. 承諾

董事已向聯交所作出承諾，彼等將根據上市規則、香港法例及所有百慕達適用之法例，以及本公司之公司組織章程大綱及公司細則所載之規例，行使本公司之權力進行購回。

本附錄乃為根據上市規則之規定須向　閣下提供以考慮准許向董事授出一般授權以購回股份之建議所需資料之說明函件。

1. 有關購回股份之上市規則

上市規則准許以聯交所為主要上市場所之公司在若干規定之規限下於聯交所購回本身股份，有關之重要資料概述如下。本公司乃由其公司組織章程大綱及公司細則賦予權力以購回本身股份。

資金來源

購回股份之資金必須根據本公司組織章程大綱與公司細則及百慕達公司法之規定可合法撥作有關用途之資金。根據上市規則，本公司不可於聯交所以現金以外之代價或根據聯交所不時之交易規則以外之結算方式購回本身股份。根據公司法，公司在購回其股份時，資金僅可由將予購回股份之已繳股本或本公司可動用作派付股息或分派之資金或為購回股份而發行新股所得之收益支付。購回股份時，須支付之任何超逾股份面值之溢價款項，僅可由本公司可動用作派付股息或分派之資金或本公司股份溢價賬支付。

關連人士

上市規則禁止公司在知情下於聯交所向「關連人士」(即本公司董事、行政總裁或主要股東或彼等之聯繫人士(定義見上市規則))購買股份，關連人士不可在知情下向本公司出售其股份。

2. 行使購回授權

截至最後實際可行日期，本公司已發行股本包括774,879,138股每股面值港幣0.10元之股份。因此，全面行使股份購回授權可使本公司於直至(i)本公司下一次股東大會結束；或(ii)股東大會上以本公司之普通決議案撤銷或修訂股份購回授權(以最早發生者為準)止期間購回最多77,487,913股股份(佔通過決議案批准股份購回授權當日已發行股份總數目之10%)。

佔本公司於通過有關決議案當日經發行紅股擴大後本公司已發行及繳足股份之10%(「股份購回授權」)。聯交所證券上市規則(「上市規則」)有關購回股份之條文摘要及根據上市規則有關建議股份購回之決議案規定須寄發予股東之說明函件，已載於本通函附錄內。

發行股份之一般授權

於股東特別大會上，亦將向股東提呈股東特別大會通告所載之第2及第4項普通決議案，以授予董事(i)發行股份之一般授權，數目最多相等於通過該決議案當日本公司已發行股份及根據紅股發行須予發行之股份之20%；及(ii)發行股份之一般授權，數目相等於根據本通函上一段所述一般授權而購回之股份數目。

隨函附奉適用於股東特別大會之代表委任表格。代表委任表格須按其上所印列之指示填妥，並於大會指定舉行時間48小時前連同經簽署人簽署之授權書或其他授權文件(如有)或經公證人簽署證明之授權書或授權文件副本交回本公司之主要辦事處，地址為香港新界葵涌青山道585-609號和記行大廈A座10樓，方為有效。填妥及交回代表委任表格後， 閣下亦可親自出席股東特別大會並於會上投票。

董事認為，建議之一般授權乃符合本公司及股東之利益，並推薦股東投票贊成決議案。

此 致

和記行(集團)有限公司(「本公司」)
列位股東 台照

承董事會命
和記行(集團)有限公司
執行主席兼行政總裁
李文輝
謹啟

二零零三年三月三十一日

附註：

就本通函而言，「有關期間」指決議案獲通過之日起至下列最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按照本公司之公司細則及百慕達一九八一年公司法規定，本公司下屆股東週年大會須予舉行期限屆滿之日；及

(iii) 股東於股東大會上通過普通決議案撤銷或修訂該決議案。

暫停辦理股份過戶登記

本公司將於二零零三年四月二十九日至二零零三年五月六日期間(包括首尾兩天)暫停辦理股份過戶登記手續,期間將不會登記股份過戶。**為符合紅股發行之資格,所有股份過戶文件連同有關股票須於二零零三年四月二十八日(星期一)下午四時前送達本公司於香港之股份過戶登記分處標準證券登記有限公司,地址為香港灣仔告士打道56號東亞銀行港灣中心地下。**

於聯交所上市及股票

本公司將會向聯交所上市委員會申請批准本公司根據紅股發行須予發行之紅股上市及買賣。

待聯交所批准紅股上市及買賣後,紅股將獲香港中央結算有限公司(「香港結算」)接納為合資格證券,可由紅股開始於聯交所買賣之日或由香港結算釐定之其他日期起於香港結算設立之中央結算及交收系統(「中央結算系統」)內寄存、結算及交收。聯交所參與者於任何交易日進行之交易須於其後第二個交易日於中央結算系統進行交收。所有於中央結算系統進行之活動均須根據不時生效之中央結算系統一般規則及運作程序。

已發行股份乃於聯交所上市及買賣。除本文所披露者外,概無本公司股份或債務證券於任何其他證券交易所上市或買賣,亦無尋求或擬尋求該等證券於任何其他證券交易所上市或批准買賣。股份(定義見下文)將以每手2,000股股份之買賣單位於聯交所買賣。預期紅股之股票將於二零零三年五月九日或之前以郵寄方式按股東名冊所示地址寄發予於二零零三年五月六日(星期二)營業時間結束時名列本公司股東名冊之股東,郵誤風險概由彼等承擔。按此基準,紅股預期於二零零三年五月十二日開始買賣。

購回股份之一般授權

由於在二零零二年五月三十日舉行之本公司股東特別大會上授予董事之現有一般授權將於二零零三年五月六日之股東週年大會上到期,將於股東特別大會上提呈第3項決議案為普通決議案,授予董事於有關期間(定義見下文)一般授權,以購回本公司股本中每股面值港幣0.10元之普通股(「股份」),數目最多

紅股發行之理由

董事經審慎考慮本集團有需要保留現金以應付不斷增加之營運資金需求後，建議不派付截至二零零二年十二月三十一日止年度之末期股息。然而，鑑於本集團已轉虧為盈；資產負債狀況明顯改善；及本集團普通股本中有充足儲備可供動用，董事欣然建議紅股發行。

將予發行之紅股

如上文所述股份之零碎股份將不會配發及分配，股份之零碎配額將彙集及發行予將由董事提名之代名人，該等股份將於代名人酌情認為適當之時間出售，而所得款項淨額將撥歸本公司所有。紅股將在所有其他方面與本公司現有已發行股份享有同等權益，惟紅股持有人將無權參與紅股發行。

海外股東

因紅股發行而將予刊發之文件將不會根據百慕達及香港以外之任何司法權區之任何適用證券法例進行登記或存檔。倘股東於股東名冊所示地址為香港以外地方(「海外股東」)，將無權獲發紅股。紅股概不會發行予海外股東，因可能抵觸該名股東所居住國家之有關證券規例。將會就海外股東作出特別安排。倘取得溢價(已扣除費用)，本公司將作出安排將原應向海外股東發行之紅股盡快於市場出售。本公司出售該等紅股之所得款項淨額(扣除所有必須費用後)將按比例以港元分派予海外股東，而有關款項將郵寄予彼等，郵誤風險概由彼等承擔，倘將分派予任何海外股東之款額少於港幣100元，在該等情況下，有關款項將撥歸本公司所有。

紅股發行之條件

紅股發行須待下列條件達成後，方可作實：

(a) 於股東特別大會上通過普通決議案以批准紅股發行；

(b) 聯交所上市委員會批准本公司將予發行之紅股上市及買賣。



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

執行董事:
李永森*(榮譽主席)*
李文輝*(執行主席兼行政總裁)*
李文彬
孫志冲

非執行董事:
余金霞

獨立非執行董事:
陳文生
李卓民

註冊辦事處:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

香港主要辦事處:
香港
新界葵涌
青山道585-609號
和記行大廈
A座10樓

敬啟者:

紅股發行

茲提述本公司於二零零三年三月二十七日刊發之全年業績公佈,本公司董事(「董事」)已議決,向本公司股東(「股東」)提出建議,於二零零三年五月六日下午十二時十五分或緊隨同日中午十二時正舉行之股東週年大會結束後,假座香港新界荃灣荃華街3號九龍悅來酒店30樓粉嶺廳舉行之股東特別大會(「股東特別大會」)上考慮及批准紅股發行,基準為股東於二零零三年五月六日(星期二)營業時間結束時每持有十(10)股股份獲發行及配發一(1)股入賬列作繳足之新股份(「紅股」),惟須根據下文所載條件及有關海外股東之特別安排而進行(「紅股發行」)。

* *僅供識別*

預期時間表

暫停辦理股票過戶登記(包括首尾兩天)

由 .... 二零零三年四月二十九日(星期二)

至 .... 二零零三年五月六日(星期二)

紅股發行權益之記錄日期 .... 二零零三年五月六日(星期二)

股東特別大會舉行日期及時間 .... 二零零三年五月六日(星期二)下午十二時十五分(或緊隨於二零零三年五月六日中午十二時正舉行之股東週年大會結束後)

寄發紅股正式股票 .... 二零零三年五月九日(星期五)或之前

開始買賣紅股日期 .... 二零零三年五月十二日(星期一)

此乃要件　請即處理

香港聯合交易所有限公司(「聯交所」)對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



WO KEE HONG (HOLDINGS) LIMITED
和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

紅股發行

及

購回及發行股份之一般授權

和記行(集團)有限公司謹訂於二零零三年五月六日(星期二)下午十二時十五分或緊隨於同日中午十二時正股東週年大會結束後假座香港新界荃灣荃華街3號九龍悅來酒店30樓粉嶺廳舉行股東特別大會，大會通告載於本通函第10至14頁。無論　閣下能否出席大會，務請將附隨之代表委任表格按其上印列之指示填妥，並儘早交回本公司之主要辦事處，地址為香港新界葵涌青山道585-609號和記行大廈A座10樓，該表格無論如何最遲須於大會或其任何續會指定舉行時間48小時前交回。填妥及交回代表委任表格後，股東仍可親身出席大會，並於會上投票。

二零零三年三月三十一日

* *僅供識別*

#82-3990



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

Form of proxy for use at the Annual General Meeting
to be held on Tuesday, May 6, 2003 at 12:00 noon (or at any adjournment thereof)

I/We[1], ______________________________

of ______________________________

being the registered holder(s) of [2] ______________ shares of HK$0.10 each in the capital of Wo Kee Hong (Holdings) Limited (the "Company"), HEREBY appoint[3] the Chairman of the Meeting or ______________________________

of ______________________________

or, failing him, ______________________________

of ______________________________

to act as my/our proxy to attend the Annual General Meeting (and at any adjournment thereof) of the Company to be held at Fanling Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Tuesday, May 6, 2003 at 12:00 noon and to vote for me/us and on my/our behalf in respect of the undermentioned resolutions as directed below.

RESOLUTIONS		FOR [4]	AGAINST [4]
1. To adopt the Financial Statements and the Reports of the Directors and Auditors for the year ended December 31, 2002			
2. To re-elect the following Directors:	(a) Mr. Sammy Chi Chung SUEN		
	(b) Mr. Boon Seng TAN		
To authorise the Directors to fix their fees			
3. To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditors and authorise the Directors to fix their remuneration			

Dated the ______________ day of ______________ 2003

Signature(s)[5]: ______________________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS. The names of all joint holders should be stated.
2. Please insert the number of shares of HK$0.10 each of the Company registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. If any proxy(ies) other than the Chairman of the Meeting is preferred, strike out the relevant reference to the Chairman of the Meeting and insert the name(s) and address(es) desired in the space(s) provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.
4. Please indicate with a "✓" in the appropriate space beside each of the resolutions how you wish your votes to be cast. If no indication is given, the proxy will have discretion as to whether and how to vote. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised.
6. In order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged at the principal office of the Company in Hong Kong at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time fixed for holding the Meeting or any adjournment thereof. Completion and return of this form of proxy will not preclude you from attending and voting at the meeting if you so wish.
7. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand on the register of members.
8. A proxy need not be a member of the Company but must attend the Meeting in person to represent you.



WO KEE HONG (HOLDINGS) LIMITED

和記行（集團）有限公司*

(於百慕達註冊成立之有限公司)

適用於出席二零零三年五月六日（星期二）中午十二時正召開之股東週年大會（或其任何續會）之代表委任表格

本人／吾等[附註1] ____

地址為 ____

為和記行（集團）有限公司（「本公司」）股本中每股面值港幣0.10元股份 ____________ 股[附註2]

之登記持有人，茲委任[附註3]大會主席或 ____

地址為 ____，

若其未克出席則改由 ____

地址為 ____，

為本人／吾等之代表，代表本人／吾等出席本公司訂於二零零三年五月六日（星期二）中午十二時正假座香港新界荃灣荃華街3號九龍悅來酒店三十樓粉嶺廳舉行之股東週年大會（及其任何續會），並代表本人／吾等按照以下指示投票表決下列決議案。

決議案			贊成[附註4]	反對[附註4]
1.	接納截至二零零二年十二月三十一日止年度之財務報表與董事會及核數師報告書			
2.	重選下列董事：	(a) 孫志冲先生		
		(b) 陳文生先生		
	授權董事會釐定董事袍金			
3.	續聘德勤•關黃陳方會計師行為核數師及授權董事會釐定其酬金			

日期：二零零三年 ____________ 月 ____________ 日

簽署[附註5]： ________________________________

附註：

1. 請用正楷填上姓名及地址，所有聯名股東均須填上姓名。
2. 請填上　閣下名下登記之本公司股本中每股面值港幣0.10元股份數目，如未有填上股數，則本代表委任表格將被視為與　閣下名下登記之全部本公司股本中之股份有關。
3. 如欲委任大會主席以外之人士為代表，請將有關大會主席之字句刪去，並在空格內填寫所欲委任代表之姓名及地址。**代表委任表格上之每項更正，均須由簽署人簡簽示可。**
4. 請在每項決議案旁之適當欄內填上「✓」符號，以表示　閣下意欲如何投票表決。倘若未有表明應如何投票，則其所委派之代表有權自行決定是否投票及如何投票。除本大會通告所載之決議案外，　閣下之代表亦有權就正式提呈大會之其他決議案酌情自行投票。
5. 本代表委任表格必須由　閣下或　閣下之正式書面授權人簽署，如為有限公司，則本代表委任表格須蓋上公司印章或經由公司負責人、授權人或其他獲正式授權人士簽署。
6. 本代表委任表格連同經簽署人簽署之授權書或其他授權文件（如有）或由公證人簽署證明之授權書或授權文件副本，最遲須於大會（或其任何續會）指定舉行時間四十八小時前送達本公司在香港之主要辦事處，地址為香港新界葵涌青山道585-609號和記行大廈A座十樓，方為有效。　閣下於填寄代表委任表格後仍可親自出席大會並於會上投票。
7. 如屬聯名股東，則就任何問題投票時，本公司只接納在公司股東名冊上排名於首之聯名股東之投票，不論其為親自或委派代表出席與否，而其他聯名股東即再無權投票。
8. 受委任代表無須為本公司股東，但須親自出席大會以代表　閣下。

* *僅供識別*

#82-3990



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

Form of proxy for use at the Special General Meeting or any adjournment thereof

I/We[1] ____

of ____

being holder(s) of ____[2] shares of HK$0.10 each in the capital of WO KEE HONG (HOLDINGS) LIMITED (the "Company"), HEREBY APPOINT the Chairman of the meeting[3]

or ____

of ____

as my/our proxy to act for me/us at the Special General Meeting (or at any adjournment thereof) of the Company, to be held at Fanling Room, 30/F, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on 6 May 2003, Tuesday at 12:15 p.m., or immediately after the closing of the annual general meeting to be held at 12:00 noon or any adjournment thereof, and in particular (but without limitation) at such meeting (or any adjournment thereof) to vote for me/us and in my/ our name(s) in respect of the resolutions set out in the notice concerning the said meeting as indicated below, or, if no such indication is given, as my/our proxy thinks fit.

RESOLUTIONS	For[4]	Against[4]
1. "**THAT** conditional on the Listing Committee of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") granting or agreeing to grant listing of and permission to deal in the Bonus Shares (as hereinafter defined):– (A) upon the recommendation of the directors of the Company, the necessary sum be capitalised from the amount standing to the credit of the contributed surplus account of the Company and the directors of the Company be and are hereby authorised to apply such sum in paying up in full at par sufficient shares of HK$0.10 each in the capital of the Company ("Bonus Shares") to be allotted, issued and distributed, credited as fully paid, to and amongst the persons whose names appear on the registers of members of the Company as at the close of business on 6 May 2003 (the "Record Date") as holders of shares of HK$0.10 each in the capital of the Company, other than those members whose addresses as shown on the registers of members of the Company on the Record Date are outside Hong Kong ("Overseas Shareholders"), on the basis of one Bonus Share for every ten existing shares of HK$0.10 each in the capital of the Company then held by them respectively, provided that arrangements will be made for the Bonus Shares which would otherwise have been allotted and issued to the Overseas Shareholders to be sold in the market as soon as practicable after dealings commence, if a premium (net of expenses) can be obtained; the proceeds of such sales, after deducting all necessary expenses, will be distributed to Overseas Shareholders on a pro rata basis and be sent to them, at their own risk, in Hong Kong Dollars as soon as practicable, unless the amount falling to be distributed to any Overseas Shareholder is less than HK$100, in which case such amount will be retained for the benefit of the Company; (B) the shares to be issued pursuant to this resolution shall, subject to the Memorandum of Association and Bye-laws of the Company, rank pari passu in all respects with the existing issued shares of HK$0.10 each in the capital of the Company, except that they will not rank for the bonus issue of shares mentioned in this resolution; (C) no fractional shares shall be allotted and distributed as aforesaid, but shares representing fractional entitlements shall be aggregated and issued to a nominee to be named by the directors of the Company and such shares shall at such time as the nominee thinks fit be sold and the net proceeds shall be retained for the benefit of the Company; and (D) the directors of the Company be and are hereby authorised to do all acts and things as may be necessary and expedient in connection with the allotment and issue of the Bonus Shares, including but not limited to determining the amount to be capitalised out of the contributed surplus account, the number of unissued shares to be allotted and distributed in the manner referred to in paragraph (A) of this resolution and the allotment and issue of the Bonus Shares."		
2. To give a general mandate to the Directors of the Company to allot, issue and deal with unissued shares.		
3. To give a general mandate to the Directors to repurchase the shares of the Company.		
4. To add repurchased shares of the Company to the shares issue general mandate.		

Signature[5] ______________________ Dated ______________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all those shares in the Company registered in your name(s).
3. If any proxy other than the Chairman of the Meeting is preferred, strike out the words "the Chairman of the meeting" and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK IN THE BOX MARKED "FOR" THE RELEVANT RESOLUTION. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK IN THE BOX MARKED "AGAINST" THE RELEVANT RESOLUTION. Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than that referred to in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney or other person duly authorised.
6. In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a certified copy thereof, must be delivered to the corporate head office of the Company at, 10/F, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories Hong Kong not less than 48 hours before the time appointed for the holding of the meeting or any adjourned meeting.
7. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.



WO KEE HONG (HOLDINGS) LIMITED

和記行(集團)有限公司*

(於百慕達註冊成立之有限公司)

適用於股東特別大會(或其任何續會)之代表委任表格

本人/吾等[附註1] ____________________

地址為 ____________________

為和記行(集團)有限公司(「本公司」)股本中每股面值港幣0.10元股份 ____________________ 股[附註2]

之登記持有人,茲委任大會主席[附註3]或 ____________________

地址為 ____________________

為本人/吾等之代表,代表本人/吾等出席本公司訂於二零零三年五月六日(星期二)下午十二時十五分或緊隨於同日中午十二時正舉行之股東週年大會或其任何續會結束後假座香港新界荃灣荃華街3號九龍悅來酒店三十樓粉嶺廳舉行之股東特別大會(及其任何續會),特別是(但不限於)在大會(或其任何續會)上代表本人/吾等按照以下指示以本人/吾等之名義就上述大會通告所載決議案投票,倘無有關指示,則由本人/吾等之代表酌情投票。

	決議案	贊成[附註4]	反對[附註4]
1.	「動議待香港聯合交易所有限公司(「聯交所」)上市委員會批准或同意批准紅股(定義見下文)上市及買賣後: (A) 根據本公司董事推薦建議,將本公司繳入盈餘賬之結餘中所需金額撥充作資本,以及授權本公司董事動用該筆款項按面值繳足足夠數目之本公司股本中每股面值港幣0.10元之股份(「紅股」),以入賬列作繳足方式配發、發行及分派予二零零三年五月六日(「記錄日期」)營業時間結束時名列本公司股東名冊作為本公司股本中每股面值港幣0.10元股份持有人之人士,惟不包括該等在記錄日期於股東名冊所示地址位於香港以外地方之股東(「海外股東」),基準為股東於當時每持有十股本公司股本中每股面值港幣0.10元之現有股份獲發一股紅股,惟倘取得溢價(扣除費用後),本公司將作出安排使原應配發及發行予海外股東之紅股在實際可行情況下於買賣開始後盡快於市場出售;出售該等紅股之所得款項(扣除一切所需費用後)將按比例以港元分派予海外股東,而有關款項將盡快郵寄予彼等,郵誤風險概由彼等承擔,倘將分派予任何海外股東之款額少於港幣100元,在該情況下,有關款項將撥歸本公司所有; (B) 根據本公司之公司組織章程大綱及公司細則,按本決議案將予發行之股份將在各方面與本公司股本中每股面值港幣0.10元之現有已發行股份享有同等權益,惟該等股份之持有人將無權參與本決議案所述紅股發行; (C) 如前所述股份之零碎股份將不會配發及分派;惟代表零碎配額之股份將彙集及發行予將由本公司董事提名之代名人,而該等股份將於代名人酌情認為適當之時間出售及所得款項淨額撥歸本公司所有;及 (D) 授權本公司董事作出就配發及發行紅股而言屬必須及適宜之一切行動及事情,包括但不限於釐定將予撥充作資本之繳入盈餘賬款、按本決議案(A)段所述形式將予配發及分派之未發行股份數目,以及配發及發行紅股。」		
2.	授予本公司董事一般授權以配發、發行及處置未發行股份。		
3.	授予董事一般授權以購回本公司股份。		
4.	將購回之本公司股份增加至股份發行之一般授權。		

簽署[附註5]: ____________________ 日期: ____________________

附註:

1. 請用正楷填上姓名及地址。
2. 請填上 閣下名下登記與受委代表有關之股份數目,如未有填上股數,則本代表委任表格將被視為與 閣下名下登記之全部本公司股本中之股份有關。
3. 如欲委任大會主席以外之人士為代表,請將「大會主席」之字句刪去,並在空格內填寫所欲委任代表之姓名及地址。代表委任表格上之每項更正,均須由簽署人簡簽示可。
4. 注意: 閣下如欲投票贊成決議案,請在有關決議案之「贊成」欄內填上「✓」號。如欲投票反對決議案,請在有關決議案之「反對」欄內填上「✓」號。倘若未有表明應如何投票,則其所委派之代表有權自行酌情投票。除本大會通告所載之決議案外, 閣下之代表亦有權就正式提呈大會之其他決議案酌情自行投票。
5. 本代表委任表格必須由 閣下或 閣下之正式書面授權人簽署,如為有限公司,則本代表委任表格須蓋上公司印章或經由公司負責人、授權人或其他獲正式授權人士簽署。
6. 本代表委任表格連同簽署人之授權書或其他授權文件(如有)或由公證人簽署證明之授權書或授權文件副本,最遲須於大會(或其任何續會)指定舉行時間四十八小時前送達本公司在香港之總辦事處,地址為香港新界葵涌青山道585-609號和記行大廈A座十樓,方為有效。
7. 如屬聯名股東,則就任何問題投票時,本公司只接納在公司股東名冊上排名於首之聯名股東之投票,不論其為親自或委派代表出席與否,而其他聯名股東即再無權投票。
8. 受委任代表無須為本公司股東,但須親自出席大會以代表 閣下。
9. 閣下於填寄代表委任表格後仍可親自出席大會並於會上投票。

* *僅供識別*

#32-3990

Notice of Annual General Meeting

Annual Report



WO KEE HONG (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that the 2003 Annual General Meeting of the Company will be held at Fanling Room, 30th Floor, Kowloon Panda Hotel, 3 Tsuen Wah Street, Tsuen Wan, New Territories, Hong Kong on Tuesday, May 6, 2003 at 12:00 noon for the following purposes:

1. To receive and consider the Financial Statements and the Reports of the Directors and Auditors for the year ended December 31, 2002.

2. To re-elect Directors and authorise the Board of Directors to fix their fees.

3. To re-appoint Messrs. Deloitte Touche Tohmatsu to be the auditors and authorise the Directors to fix their remuneration.

By Order of the Board
Phyllis NG
Company Secretary

Hong Kong, March 27, 2003

Notes:

(1) Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him. A proxy need not be a member of the Company.

(2) Where there are joint registered holders of any Share, any one such persons may vote at the meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such Shares shall alone be entitled to vote in respect thereof.

 



(3) To be valid, a form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be deposited at the Company's principal office at 10th Floor, Block A, Wo Kee Hong Building, 585-609 Castle Peak Road, Kwai Chung, New Territories, Hong Kong not less than 48 hours before the time appointed for holding the meeting or adjourned meeting. Completion and return of the form of proxy will not preclude shareholders from attending the meeting and voting in person.

FORM 3 A

#32-3990

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of:

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
Wo Kee Hong (Holdings) Limited		
2. Stock code	720	**4. Number of issued shares in class**
3. Class of shares	Ordinary	774,879,138

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
YUE (Surname)	Kam Har (Other names)	余金霞
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
A320267(7)		015168557209
7. Address of Director		**10. Daytime tel. No.**
Flat A1, 17/F., Villa Monte Rosa, 41A Stubbs Road, Hong Kong.		25144880
		11. e-mail address

12. Date of relevant event

09	04	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	6,518,600	HKD		0.047		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	421,255,131	54.36
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	427,773,731	55.21
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -	- as per our disclosure on 6 Feb 2003 -					
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. ***Further information in relation to interests of corporations controlled by Director***

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
- as	per our disclosure on 6 F	eb 2003 -				

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. ***Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust***

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
- as	per our disclosure on 6 Feb 2003 -	- Select -		
		- Select -		
		- Select -		

23. **Further information from a party to an agreement under Section 317** **(Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

11	04	2003
(day)	(month)	(year)

25. Number of continuation sheets

26. Number of attachments